SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
SEP 1 2 2002
1086

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

02052744

PROCESSED
SEP 1 3 2002
THOMSON
FINANCIAL

Kabushiki Kaisha Mitsui Sumitomo Ginko
(Name of Subject Company)

Sumitomo Mitsui Banking Corporation
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Sumitomo Mitsui Banking Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Corporate Planning Department
Sumitomo Mitsui Banking Corporation
1-2, Yurakucho 1-chome
Chiyoda-ku, Tokyo, Japan 100-0006
813-5512-4464
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Theodore A. Paradise
Davis Polk & Wardwell
Akasaka Twin Tower East 11F
17-22, Akasaka 2-chome,
Minato-ku, Tokyo, Japan 107-0052
813-5561-4421

August 29, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item (1) Home Jurisdiction Documents

(a) See Exhibit I.1(a)-1.

(b) See Exhibit I.1(b)-1.

Item (2) Informational Legends

Included in Exhibits I.1(a)-1 and I.1(b)-1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) See Exhibit II(3).

PART III – CONSENT TO SERVICE OF PROCESS

(1) Written irrevocable consent and power of attorney on Form F-X dated August 29, 2002 and filed with the Commission on August 30, 2002.

(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Daoud A. Awad
Joint General Manager,
Planning Department, Americas Division
(Name and Title)

September 11, 2002
(Date)

EXHIBIT

INDEX

Exhibit	Description	Page No.
I.1(a)-1	Press Release Issued on August 29, 2002	5
I.1(b)-1	Notice of Convocation of Shareholders to Extraordinary Shareholders' Meeting dated September 11, 2002	8
II(3)	Power of Attorney dated August 29, 2002	63

Exhibit I.1(a)-1

Press Release Issued on August 29, 2002

Proposed Establishment of
Sumitomo Mitsui Financial Group, Inc.

TOKYO, August 29, 2002 — Sumitomo Mitsui Banking Corporation (SMBC, President and CEO: Yoshifumi Nishikawa) decided today, subject to the approval of both SMBC's shareholders and governmental authorities, the main points regarding the establishment of a holding company that is one of the key courses of actions described in the "Actions for Fortifying the Corporate Structure of Sumitomo Mitsui Banking Corporation Group" announced on July 30, 2002.

1. Procedure for Establishment

SMBC will establish a holding company through a share transfer. Proposals regarding the establishment of the holding company will be submitted to the Preferred Shareholders' Meeting to be held on September 26, 2002, and the Extraordinary Shareholders' Meeting to be held on September 27, 2002.

2. Company Name

The trade name of the holding company will be "Sumitomo Mitsui Financial Group, Inc."

3. Business Description

Sumitomo Mitsui Financial Group will engage in the management of the affairs of its subsidiaries and all related businesses.

4. Head Office

The head office of Sumitomo Mitsui Financial Group will be located at 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo (the location of the current head office of SMBC).

5. Date of Establishment

Sumitomo Mitsui Financial Group will be established on Monday, December 2, 2002 .

6. Capital Stock

Sumitomo Mitsui Financial Group will be capitalized at one trillion yen.

7. Share Transfer Ratio

Considering various factors, such as the fact that SMBC will be the only company to become a wholly-owned subsidiary of Sumitomo Mitsui Financial Group through this stock transfer, one common share of Sumitomo Mitsui Financial Group will be allotted for 1,000 common shares of SMBC.

8. Directors and Corporate Auditors

The number of directors of Sumitomo Mitsui Financial Group will be eight, including two outside directors, so that the Board of Directors of the holding company can efficiently supervise the business operation of the group as a whole and make decisions quickly.

Also, the number of corporate auditors of Sumitomo Mitsui Financial Group will be five, including three outside corporate auditors.

(Candidates for directors and corporate auditors are listed in the Appendix hereto.)

9. Stock Exchange Listings

Sumitomo Mitsui Financial Group will apply for listing on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange, and also on the London Stock Exchange. The currently listed shares of SMBC will be delisted upon the establishment of Sumitomo Mitsui Financial Group.

Appendix

Candidates for Proposed Directors and Corporate Auditors of Sumitomo Mitsui Financial Group, Inc.

Post to be appointed at **Sumitomo Mitsui Financial Group**		Current post at **Sumitomo Mitsui Banking Corporation**
Chairman of the Board (Representative Director)	Akishige Okada*	Chairman of the Board (Representative Director)
President and CEO (Representative Director)	Yoshifumi Nishikawa*	President and CEO (Representative Director)
Senior Managing Director (Representative Director)	Masayuki Oku**	Senior Managing Director (Representative Director)
Senior Managing Director (Representative Director)	Hideharu Kadowaki**	Senior Managing Director (Representative Director)
Director	Michiyoshi Kuriyama*	Deputy President (Representative Director)
Director	Takemasa Tsukamoto*	Senior Managing Director (Representative Director)
Director (outside director)	Yoshiaki Yamauchi**	Director (outside director)
Director (outside director)	Yoichiro Yamakawa**	Director (outside director)
Corporate Auditor (full-time) will also become a Corporate Auditor (part-time) at Sumitomo Mitsui Banking Corporation	Hiroshi Kii*	Corporate Auditor (full-time)
Corporate Auditor (full-time) will also become a Corporate Auditor (part-time) at Sumitomo Mitsui Banking Corporation	Toyosaburo Hirano*	Corporate Auditor (full-time)
Corporate Auditor (part-time), outside corporate auditor)	Shoh Nasu**	Corporate Auditor (part-time), outside corporate auditor)
Corporate Auditor (part-time), outside corporate auditor)	Katsuya Onishi*	Corporate Auditor (part-time), outside corporate auditor)
Corporate Auditor (part-time), outside corporate auditor)	Josei Itoh**	Corporate Auditor (part-time), outside corporate auditor)

* will hold a post at both Sumitomo Mitsui Financial Group and Sumitomo Mitsui Banking Corporation

** will hold a post only at Sumitomo Mitsui Financial Group

8 Directors and 5 Corporate Auditors will be appointed at Sumitomo Mitsui Financial Group.

Exhibit I.1(b)-1

Notice of Convocation of Shareholders to Extraordinary Shareholders' Meeting dated September 11, 2002

DAIWA

Daiwa Securities America Inc.

Financial Square • 32 Old Slip • New York, NY 10005-3538
Tel: (212) 612-7000 Fax: (212) 612-7100

September 11, 2002

To Shareholders of
Sumitomo Mitsui Banking Corporation

Dear Sir/Madam:

Enclosed please find a Notice of Convocation of Shareholders to Extraordinary Shareholders' Meeting of Sumitomo Mitsui Banking Corporation ("SMBC"). The Notice contains important information about the proposed establishment of a holding company, Sumitomo Mitsui Financial Group, Inc., by means of a share transfer with shareholders of SMBC.

Very truly yours,

Richard G. Beggs
Executive Vice President

Member of all Major Exchanges

To: U.S. Shareholders

This Notice of Extraordinary Meeting relates to a proposed Japanese statutory share transfer (the "Share Transfer") to be effected under Japanese law whereby Sumitomo Mitsui Banking Corporation (the "Bank") will become a wholly-owned subsidiary of a newly-formed Japanese corporation (the "Holding Company"). The Share Transfer and information to be distributed in connection with the Share Transfer are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements included therein will be prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Share Transfer, since the Bank and the Holding Company will be located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue the Bank, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the Bank, the Holding Company or any of their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Bank or the Holding Company may purchase securities otherwise than under the Share Transfer, such as in open market or privately negotiated purchases.

September 11, 2002

To Whom It May Concern:

From:

Yoshifumi Nishikawa
President & CEO
1-2 Yurakucho 1-chome
Chiyoda-ku, Tokyo

Notice of Convocation of Shareholders to Extraordinary Shareholders' Meeting

From 10.00 a.m. on Friday, September 27, 2002, an Extraordinary Shareholders' Meeting shall be held with the aims given below at the Otemachi headquarters of SMBC located at 3-2 Marunouchi 1-chome, Chiyoda-ku, Tokyo, and you are kindly asked to attend.

If you are unable to attend, please review the referential documents attached, and then circle either 'For' or 'Against' on the voting card enclosed, sign and return the card.

Aims of Meeting:

Matters to be Resolved:

Agenda 1: Establishment of parent company through stock transfer
An outline of this agenda is given in the "Referential Documents Regarding Exercise of Voting Rights" attached.

Agenda 2: Change in one part of Articles of Incorporation
An outline of this agenda is given in the "Referential Documents Regarding Exercise of Voting Rights" attached.

Further, regarding Agenda 1, combined Shareholders' Meetings shall be held for each type of preferred stock.

Request:
If you are going to attend the Shareholders' Meeting, please bring the attendance card without detaching it from the voting card.

Referential Documents Regarding Exercise of Voting Rights

1. Total number of voting rights: 5,658,893

2. Agenda & referential matters:

Agenda 1: Establishment of parent company through stock transfer

(Reasons for proposals & outline of agenda)

1. Reasons why stock transfer is necessary

Since the establishment of Sumitomo Mitsui Banking Corporation (SMBC) in April 2001 through the merger of the two former banks, we have steadily realized the merger benefit, and have solidified our base for further developments in the future. But, in order to make a big leap toward "The New Financial Services Complex in the 21st Century", we have decided to establish a bank holding company "Sumitomo Mitsui Financial Group, Inc." (SMFG).

SMFG will grow as a financial services complex with both the "substantial capability of providing financial services" and "superior profitability and financial stability" by forming a new corporate structure with two core objectives: the "creation of the corporate structure fully exploiting the strengths of the group" and "substantial reinforcement of the strategic business lines on a group basis".

We are asking for your support regarding this agenda, pursuant to which SMBC will establish SMFG (which will become the parent company through a stock transfer as stipulated in Article 364 of the Commercial Code of Japan) and SMBC will then become a wholly owned subsidiary of SMFG.

We are asking our shareholders to agree to our proposal, and to approve this agenda 1.

2. Details of Stock Transfer

(1) Articles of Incorporation of parent company to be established

Details of the Articles of Incorporation of SMFG are given within "Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc." attached.

(2) Types & number of shares to be issued by parent company to be established at time of stock transfer

The types and number of shares to be issued by the parent company, which will be established at the time of stock transfer, are as follows.

However, for preferred stocks (First series Type 1), preferred stocks (Type 5), or, when there is a conversion to common stocks of convertible bonds or an exercise of stock preemptive rights on the day before the stock transfer, the number of stocks for each type shall be adjusted, in accordance with Article 1 of the Supplementary Provisions, within the "Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc." attached.

Common stocks:	5,709,424.39 stocks
Preferred stocks (Type 1)	67,000 stocks
Preferred stocks (Type 2)	100,000 stocks
Preferred stocks (Type 3)	800,000 stocks

(3) Details of each type of preferred stocks to be issued by parent company to be established at time of stock transfer

Details of each type of preferred stock to be issued by parent company, which will be established at time of stock transfer, are as given within the "Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc." attached: under Article 9 through Article 18, Article 38, and Supplementary Article 4 of the Supplementary Provisions; and, the "Stipulations for Conversion of Each Type of Preferred Stock" attached.

(4) Allotment of Shares to Shareholders of Company That Will Become Wholly Owned Subsidiary

The allotment of shares in SMFG to shareholders of SMBC (including beneficiary shareholders) shall be effected in accordance with the following proportions.

SMBC Shares:		**SMFG Shares:**	
Common stock	1,000 shares	Common stock	1 share
Preferred stock (First series Type 1)	1,000 shares	Preferred stock (Type 1)	1 share
Preferred stock (Second series Type 1)	1,000 shares	Preferred stock (Type 2)	1 share
Preferred stock (Type 5)	1,000 shares	Preferred stock (Type 3)	1 share

(5) Capital & capital surplus of parent company to be established

The capital and capital surplus of parent company, which will be established, are as follows.

Capital:	Yen 1 trillion
Capital surplus:	On stock transfer date, net asset amount held by SMBC, less above capital amount

(6) Succession obligations relating to stock options issued by company that will become wholly owned subsidiary

SMFG shall, at the time of the stock transfer, succeed the obligations relating to 1,620 stock options issued by SMBC, as given under "4. Explanation of Reasons Relating to Succession of Obligations Relating to Stock Options Issued by Company That Will Become Wholly Owned Subsidiary as under Article 366-1-2-2 of Commercial Code" attached.

(7) Date for stock transfer

The date for stock transfer shall be December 1, 2002.

Further, the registration for the establishment of SMFG shall be on December 2, 2002.

However, regarding the procedures for the stock transfer, this date can, if required, be changed.

(8) Directors of parent company to be established

The directors of SMFG shall be as follows.

Name & Date of Birth:	Appointments, Etc.:		SMBC Shares Held:
Akishige Okada Born: Apr. 9, 1938	Apr. 1963: Jun. 1991 Jun. 1995 Jun. 1996 Jun. 1997 Jun. 1999 Apr. 2001	Joined The Mitsui Bank, Ltd. Appointed Director of Taiyo Kobe Mitsui Bank Appointed Managing Director of Sakura Bank Appointed Senior Managing Director Appointed President Appointed President (concurrently Executive Officer) Appointed Chairman of SMBC (current post) Other post: Chairman of SMBC	19,009 shares
Yoshifumi Nishikawa Born: Aug. 3, 1938	Apr. 1961 Jun. 1986 Jun. 1989 Nov. 1991 May 1996 Jun. 1997 Jun. 1999 Apr. 2001	Joined The Sumitomo Bank, Ltd. Appointed Director of Sumitomo Bank Appointed Managing Director Appointed Senior Managing Director Appointed Deputy President Appointed President Appointed President & CEO Appointed President & CEO of SMBC (current post) Other post: President of SMBC	30,049 shares
Masayuki Oku Born: Dec. 2, 1944	Apr. 1968 Jun. 1994 Nov. 1998 Jun. 1999 Jan. 2001 Apr. 2001	Joined The Sumitomo Bank, Ltd. Appointed Director of Sumitomo Bank Appointed Managing Director Appointed Managing Director & Executive Officer as Managing Director Appointed Senior Managing Director & Executive Officer as Senior Managing Director Appointed Senior Managing Director & Executive Officer as Senior Managing Director of SMBC (current post) Other post: Senior Managing Director of SMBC	12,000 shares
Hideharu Kadowaki Born: Jun. 20, 1944	Apr. 1968 Jun. 1996 Apr. 1998 Jun. 1999 Apr. 2000 Apr. 2001	Joined The Mitsui Bank, Ltd. Appointed Director of The Sakura Bank, Ltd. Appointed Managing Director Appointed Managing Director & Executive Officer as Managing Director Appointed Senior Managing Director & Executive Officer as Senior Managing Director Appointed Senior Managing Director & Executive Officer as Senior Managing Director of SMBC (current post) Other post: Senior Managing Director of SMBC	8,400 shares
Michiyoshi Kuriyama Born: Dec. 9, 1943	Apr. 1967 Jun. 1992 Jun. 1997 Jun. 1999 Jun. 2000 Jun. 2001 Jun. 2002	Joined The Sumitomo Bank, Ltd. Appointed Director Appointed Managing Director Appointed Managing Director & Executive Officer as Managing Director Appointed Senior Managing Director & Executive Officer as Senior Managing Director Appointed Senior Managing Director & Executive Officer as Senior Managing Director of SMBC Appointed Deputy President & Executive Officer as	24,835 shares

		Deputy President (current post) Other post: Deputy President of SMBC	
Takemasa Tsukamoto Born: May 15, 1945	Apr. 1968 Jun. 1996 Jun. 1999 Jun. 1999 Jun. 2000 Apr. 2001	Joined The Mitsui Bank, Ltd. Appointed Director of The Sakura Bank, Ltd. Resigned as Director Appointed Executive Officer as Managing Director Appointed Managing Director & Executive Officer as Managing Director Appointed Senior Managing Director & Executive Officer as Senior Managing Director of SMBC (current post) Other post: Senior Managing Director of SMBC	6,711 shares
Yoshiaki Yamauchi Born: Jun. 30, 1937	Dec. 1962 Sep. 1986 Oct. 1991 Oct. 1993 May 1999 Jun. 1999 Jun. 1999 Apr. 2001	Joined Arthur Andersen Appointed Representative for Japan & Managing Representative of Eiwa Public Accountants Appointed Director of Inoue Saito Eiwa Public Accountants Appointed Managing Director of Asahi Public Accountants & Deputy Representative for Japan of Arthur Andersen Appointed Senior Managing Director of Asahi Public Accountants Retired from Asahi Public Accountants & Arthur Andersen Appointed Director of The Sumitomo Bank, Ltd. Appointed Director of SMBC (current post)	0 shares
Yoichiro Yamakawa Born: Jul. 21, 1941	Apr. 1966 Apr. 1979 (Apr. 1984) Sep. 1991 Oct. 1992 Jun. 2001	Registered as qualified lawyer (current post) Appointed Partner of Koga Yoshikawa Yamakawa Nakagawa Law Office (current post) (Change in Office name to Koga General Law Office) Appointed Guest Professor at University of Michigan Law School Retired as Guest Professor at University of Michigan Law School Appointed Director of SMBC (current post)	0 shares

Messrs. Yoshiaki Yamauchi and Yoichiro Yamakawa, who are director candidates, satisfy the conditions of an external director, as stipulated in Article 188-2-7-2 of the Commercial Code.

(9) Corporate auditors of parent company to be established

The corporate auditors of SMFG are as follows.

Name & Date of Birth:	Appointments, Etc.:		SMBC Shares Held:
Hiroshi Kii Born: Feb. 24, 1947	Apr. 1969: Jun. 1997 Apr. 1998 Jun. 1998 Jun. 1999 Jun. 1999 Jun. 2000 Apr. 2001	Joined The Kobe Bank, Ltd. Appointed Branch Manager for Himeji Branch of The Sakura Bank, Ltd. Appointed General Manager of Kobe banking operations Appointed Director Resigned as Director Appointed Executive Officer Appointed Corporate Auditor Appointed Corporate Auditor of SMBC (current post)	8,800 shares
Toyosaburo Hirano Born: Apr. 25, 1948	Apr. 1971 Jun. 1996 Jun. 1999 May 2000 Jun. 2000 Apr. 2001	Joined The Sumitomo Bank, Ltd. Appointed Branch Manager of Kanda Branch Appointed Head of Kobe corporate banking operations & General Manager of Kobe corporate banking Appointed Manager Appointed Corporate Auditor Appointed Corporate Auditor of SMBC (current post)	10,380 shares
Sho Nasu Born: Sep. 19, 1924	Apr. 1948 May 1951 Jun. 1984 Jun. 1993 Jun. 1999 Jun. 2002	Joined Kanto Haisen Co., Ltd. Joined Tokyo Electric Power Co., Ltd, as continuation of previous company Appointed President Appointed Chairman Appointed Advisor (current post) Appointed Corporate Auditor of SMBC (current post)	0 shares
Katsuya Onishi Born: Sep. 10, 1928	Apr. 1953 Feb. 1988 Nov. 1989 May 1991 Sep. 1998 Nov. 1998 Jun. 2000 Apr. 2001	Appointed Assistant Judge of Kyoto District Court Appointed Judge of Supreme Court Appointed Judge of Tokyo High Court Appointed Judge of Supreme Court Retired as Judge Registered as lawyer (current post) Appointed Corporate Auditor of The Sumitomo Bank, Ltd. Appointed Corporate Auditor of SMBC (current post)	0 shares
Josei Ito Born: May 25, 1929	May 1953 Jul. 1989 Apr. 1997 Jun. 1999 Apr. 2001	Joined Nippon Life Insurance Co. Appointed President Appointed Chairman (current post) Appointed Corporate Auditor of The Sumitomo Bank, Ltd. Appointed Corporate Auditor of SMBC (current post) Other post: Chairman of Nippon Life Insurance	0 shares

Messrs. Sho Nasu, Katsuya Onishi and Josei Ito, who are corporate auditor candidates, satisfy the conditions of an external corporate auditor, as stipulated in Article 18-1 “laws relating to special cases under the Commercial Code relating to audits, etc., of shareholding companies”.

(10) Remuneration for directors & corporate auditors of parent company to be established

The remuneration for directors and corporate auditors of SMFG, which will be established, shall be within Yen 40 million and Yen 15 million per month respectively, in consideration of the remuneration for directors and corporate auditors of SMBC, and all other factors.

Further, the number of directors and corporate auditors appointed at the time of establishing SMFG is expected to be 8 and 5 respectively.

(11) Auditor for parent company to be established

The auditor for SMFG shall be as follows.

<1> Name: Asahi & Co., public accountants
<2> Office location: Tsukudo-cho 1-2, Shinjuku-ku, Tokyo (31 domestic offices)
<3> Brief company history:

Jul. 1969:	Establishment of Asahi & Co., public accountants
Dec. 1974:	Establishment of Shinwa & Co., public accountants
Jul. 1985:	Asahi & Co. and Shinwa & Co. merge, and become Asahi Shinwa & Co.
Oct. 1993:	Asahi Shinwa & Co. and Inoue, Saito & Eiwa public accountants (established Apr. 1978) merge, and become Asahi & Co.

<4> Company outline

Personnel:	Public accountants	1,393
	Accounting assistants	540
	Others	797
	Total:	2,730
Audit participating companies:		3,906
Capital:		Yen 2,535 million

(As of June 30, 2002)

3. Explanation of Reasons Relating to Allotment of Shares to Shareholders of Company That Will Become Wholly Owned Subsidiary

SMBC is scheduled to establish SMFG, which will become SMBC's parent company, through a stock transfer on December 2, 2002.

At the Meeting of the Board of Directors held on August 29, 2002, it was decided that SMBC would allot 1 common stock of SMFG for every 1,000 common stocks of SMBC, and, 1 preferred stock of SMFG for every 1,000 preferred stocks of the same type of SMBC at the time of stock transfer, in consideration of the fact the company that will become the subsidiary through this stock transfer is only one company, namely SMBC.

4. Explanation of Reasons Relating to Succession of Obligations Relating to Stock Options Issued by Company That Will Become Wholly Owned Subsidiary as under Article 366-1-2-2 of Commercial Code

Explanation of Reasons Relating to Succession of Obligations Relating to Stock Options Issued by Company That Will Become Wholly Owned Subsidiary

SMBC is scheduled to establish SMFG, which will become SMBC's parent company, through a stock transfer on December 2, 2002.

SMBC has issued 1,620 stock options based on the decision at the First Regular Shareholders' Meeting held on June 27, 2002; and at the Meeting of the Board of Directors held on August 29, 2002, it was decided that SMFG shall succeed the obligations on the 1,620 stock options as given below, at the time of the stock transfer, in consideration of the fact the company that will become the subsidiary through this stock transfer is only one company, namely SMBC, and, 1 common stock of SMFG shall be allotted for every 1,000 common stocks of SMBC.

(1) Types & number of shares of parent company to be established, for stock options

1,620 shares of Common stock of SMFG. The number of shares reserved for each stock option shall be 1 share.

(2) Amount payable when stock options exercised

Yen 673,000

However, the amount payable shall be adjusted according to the following formula, when after the issue date of the stock options, SMFG issues new shares whose market value falls below the amount payable (excluding through the exercise of stock options). Non integral amounts of under Yen 1 as a result of the adjustment shall be rounded up to the nearest Yen.

$$\text{Amount payable after adjustment} = \text{Amount payable before adjustment} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Number of newly issued shares} \times \text{Amount payable per share}}{\text{Market value per share}}}{\text{Number of shares already issued} + \text{Number of newly issued shares}}$$

Also, the amount payable shall be adjusted as appropriate when there is a stock split or stock reverse split.

(3) Exercise period of stock options

From June 28, 2004 to June 27, 2012.

(4) Other conditions for exercise of stock options

①

The person holding the rights on the stock options needs to have the status of director of SMFG or SMBC at the time of exercise of the options. However, when that person retires as a result of tenure expiry, reaches retirement age, or otherwise the Board of Directors of SMFG recognizes a suitable reason, the options may be exercised for a period of five years from the time that person lost the status of director of SMFG or SMBC.

②

In the event of death of the person holding the rights on the stock options, the rights on the options shall pass to the estate of that person.

(5) Reasons & conditions for cancellation of stock options

When five years have lapsed from the date the person holding the rights loses the status of director of SMFG or SMBC prior to exercise of the stock options, SMFG can cancel the said stock options gratis.

(6) Transfer of stock options:

The transfer of stock options needs the approval of the Board of Directors of SMFG.

5. Details for Balance Sheet Statement & Statement of Operations under Article 366-1-3 & 366-1-5 of Commercial Code

Details for Balance Sheet Statement & Statement of Operations of SMBC are as given in "Details for Balance Sheet Statement & Statement of Operations under Article 366-1-3 & 366-1-5 of Commercial Code" attached.

6. Matters Relating to Resolution of This Agenda

This agenda shall be resolved subject to the consent at the Extraordinary Shareholders' Meeting, and the Shareholders' Meeting for each type of preferred stock, and the approval of the government authorities as stipulated in the laws.

Articles of Incorporation
of
Sumitomo Mitsui Financial Group, Inc.

Chapter I: General Provisions

(Corporate Name)

Article 1

The English name of the company shall be Sumitomo Mitsui Financial Group, Inc. (in Japanese: *Kabushiki Kaisha Mitsui Sumitomo Finansharu Gurupu*).

(Purposes)

Article 2

The purposes of the Company shall be to engage in the following businesses, as a bank holding company:

(1) Corporate supervision of the bank and other subsidiaries based on the Banking Law

(2) Other businesses incidental to those outlined in (1) just above

(Location of Head Office)

Article 3

The head office of the Company shall be located in Chiyoda-ku, Tokyo.

(Method of Public Notice)

Article 4

Public notices given by the Company shall be placed in the Japanese language newspaper: *Nihon Keizai Shimbun*.

Chapter II: Shares

(Total Number of Authorized Shares)

Article 5

The total number of shares the Company is authorized to issue shall be sixteen million seven hundred and sixty-seven thousand (16,767,000) shares, which shall consist of fifteen million (15,000,000) ordinary shares, sixty-seven thousand (67,000) type 1 preference shares, one hundred thousand (100,000) type 2 preference shares, eight hundred thousand (800,000) type 3 preference shares, two hundred and fifty thousand (250,000) type 4 preference shares, two hundred and fifty thousand (250,000) type 5 preference shares, and three hundred thousand (300,000) type 6 preference shares. Provided, however, that if any preference shares are retired, or, if any type 1 preference shares, any type 2 preference shares, any type 3 preference shares, any type 4 preference shares or any type 5 preference shares are converted into ordinary shares, the number of preference shares so retired or converted shall be subtracted from the total number of shares authorized to be issued and the number of relevant preference shares authorized to be issued.

(Record Date)

Article 6

1. The Company shall treat the shareholders (including the beneficial shareholders [in Japanese: *jisshitsu kabunushi*], hereinafter the same) entitled to vote and appearing or recorded on the final Register of Shareholders (including the beneficial shareholders' list [in Japanese: *jisshitsu kabunushi meibo*], hereinafter the same) as of March 31 of each year as the shareholders entitled to exercise their rights at the regular general meeting of shareholders to be held for the fiscal year ending on that date.
2. In addition to 1. just above, the Company may, upon giving prior public notice, fix a record date whenever necessary.

(Transfer Agent)

Article 7

1. The Company shall have one or more transfer agents for conducting the business in relation to its shares.
2. A transfer agent and its place of business shall be selected by a resolution of the Board of Directors and a public notice thereof shall be given.
3. The register of Shareholders of the Company shall be kept at the place of business of the transfer agent. The recording of transfers of shares on the Register of Shareholders, the purchase of less-than-one-unit shares and any other procedural matters pertaining to shares of the Company shall be handled by the transfer agent and the Company shall not handle any such matters.

(Share Handling Rules)

Article 8

The types and denominations of share certificates to be issued by the Company, the recording of transfers of shares on the Register of Shareholders, the purchase of less-than-one-unit shares and all other matters pertaining to the handling of shares of the Company and the fees thereof shall be governed by the Share Handling Rules to be enacted by the Board of Directors.

Chapter III: Preference Shares

(Dividends of Profit to Preference Shareholders)

Article 9

1. In the event that the Company pays dividends of profit pursuant to Article 36 hereof, the Company shall pay to the holders of preference shares (hereinafter referred to as the "Preference Shareholders") or the registered pledgees of preference shares (hereinafter referred to as the "Registered Preference Pledgees"), in preference to the holders of ordinary shares (hereinafter referred to as the "Ordinary Shareholders") or the registered pledgees of ordinary shares (hereinafter referred to as the "Registered Ordinary Pledgees"), dividends of profit in such an amount (hereinafter referred to as the "Preferred Dividend Amount"), not exceeding ten thousand five hundred yen (Yen 10,500) per year per share of the type 1 preference shares, not exceeding twenty-eight thousand five hundred yen (Yen 28,500) per year per share of the type 2 preference shares, not exceeding thirteen thousand seven hundred yen (Yen 13,700) per year per share of the type 3 preference shares, not exceeding two hundred thousand yen (Yen 200,000) per year per share of the type 4 preference shares and type 5 preference shares, and not exceeding three hundred thousand yen (Yen 300,000) per year per share of the type 6 preference shares. Provided, however, that if Interim Dividends stipulated in Article 10 hereof were paid during the relevant fiscal year, the amount of such Interim Dividends shall be subtracted from the Preferred Dividend Amount.
2. If the amount of dividends of profit paid to the Preference Shareholders or the Registered Preference Pledgees is less than the Preferred Dividend Amount in any fiscal year, such a deficiency shall not be carried over for accumulation to the subsequent fiscal years.
3. The Company shall not pay dividends in excess of the Preferred Dividend Amount

to the Preference Shareholders or the Registered Preference Pledgees.

(Interim Dividends to Preference Shareholders)

Article 10

In the event that the Company pays interim dividends of profit pursuant to Article 37 hereof, the Company shall pay to the Preference Shareholders or the Registered Preference Pledgees, in preference to the Ordinary Shareholders or the Registered Ordinary Pledgees, a Preferred Dividend Amount, not exceeding five thousand two hundred and fifty yen (Yen 5,250) per year per share of the type 1 preference shares, not exceeding fourteen thousand two hundred and fifty yen (Yen 14,250) per year per share of the type 2 preference shares, not exceeding six thousand eight hundred and fifty yen (Yen 6,850) per year per share of the type 3 preference shares, and, not exceeding one-half of the Preferred Dividend Amount per share of the type 4 preference shares, type 5 preference shares and type 6 preference shares, as shall be determined by a resolution of the Board of Directors.

(Liquidation Distribution of Residual Assets to Preference Shareholders)

Article 11

1. In the event that the Company makes a liquidation distribution of residual assets, the Company shall make to the Preference Shareholders or the Registered Preference Pledgees in preference to the Ordinary Shareholders or the Registered Ordinary Pledgees a distribution of three million yen (Yen 3,000,000) per share of the type 1 preference shares and type 2 preference shares, one million yen (Yen 1,000,000) per share of the type 3 preference shares, and, three million yen (Yen 3,000,000) per share of the type 4 preference shares, type 5 preference shares and type 6 preference shares.
2. Other than a distribution mentioned in 1. just above, no liquidation distribution shall be made to the Preference Shareholders or the Registered Preference Pledgees.

(Retirement of Preference Shares)

Article 12

1. The Company may purchase preference shares at any time and retire such preference shares by reducing the profits distributable to shareholders by an amount equal to the purchase price thereof.
2. The retirement of preference shares mentioned in 1. just above may be made with respect to any one or more types of preference shares.

3. The Bank may redeem a part or the whole of the type 5 preference shares or the type 6 preference shares at such a time as determined by a resolution of the Board of Directors relating to the issuance of the relevant preference shares and at redemption price regarded to be appropriate in light of market price, etc. In the event that a part of the type 5 preference shares or a part of the type 6 preference shares are redeemed, the preference shares to be redeemed shall be decided by lottery or by any other method.

(Voting Rights of Preference Shareholders)

Article 13

Preference Shareholders shall not have any voting rights at a General Meeting of Shareholders. However, when an agenda indicating the receipt of preferred dividends was not presented at a Regular Meeting of Shareholders, then the Preference Shareholders shall have voting rights up to the time there is an agenda indicating receipt of preferred dividends through the relevant Regular Meeting of Shareholders, or, when an agenda indicating the receipt of preferred dividends was rejected at a Regular Meeting of Shareholders, then the Preference Shareholders shall have voting rights up to the time there is an agenda indicating receipt of preferred dividends from the time of closing of the relevant Regular Meeting of Shareholders.

(Reverse Stock Split or Stock Split of Preference Shares; Preference Shareholders' Preemptive Rights to Subscribe for New Shares, Etc.)

Article 14

1. Except as otherwise provided by the applicable law, no reverse stock split or stock split shall be made on preference shares.
2. The Company shall not give the Preference Shareholders preemptive rights to subscribe for new shares or rights to subscribe for bonds with rights to acquire new shares.

(Conversion of Preference Shares into Ordinary Shares)

Article 15

1. A Preference Shareholder of the type 1 preference shares, the type 2 preference shares or type 3 preference shares may request the Company to convert his or her preference shares into Ordinary Shares. The period during which the conversion may be requested (hereinafter referred to as the "Conversion Period") and the terms and conditions of conversion shall be determined by a resolution of the Board of

Directors, in accordance with the regulations under Article 365 of the Commercial Code under companies that become wholly owned subsidiaries.

2. A Preference Shareholder of the type 4 preference shares or type 5 preference shares may request the Company to convert his or her preference shares into Ordinary Shares. The Conversion Period and the terms and conditions of conversion shall be determined by a resolution of the Board of Directors.

(Mandatory Conversion of Preference Shares)

Article 16

1. Any type 1 preference share, type 2 preference share or type 3 preference share with respect to which conversion has not been requested during the Conversion Period shall be mandatorily converted, as of the date immediately following the last day of the Conversion Period (hereinafter referred to as the "Mandatory Conversion Date"), into such a number of ordinary shares as is obtained by dividing the amount of the subscription price paid for such preference share by the average of the daily closing prices (including price indications [in Japanese: *kehai hyoji*] if no closing prices are reported) per share of the Company's ordinary shares by regular transactions at the Tokyo Stock Exchange for the thirty (30) trading days (disregarding trading days on which no such closing prices are available) commencing on the date forty-five (45) trading days prior to the Mandatory Conversion Date. The average price shall be calculated in yen to the nearest Yen 10 and rounded to the nearest Yen 10 (Yen 5 being rounded upwards). Provided, however, that if such an average price is less than in the case of the type 1 preference shares and type 2 preference shares, five hundred thousand yen (Yen 500,000), or in the case of the type 3 preference shares, two hundred and fifty-eight thousand three hundred and thirty yen (Yen 258,330), then a preference share shall be converted into such a number of ordinary shares as is obtained by dividing the following amounts by the respective amounts given just above: for type 1 preference shares and type 2 preference shares, three million yen (Yen 3,000,000); and for type 3 preference shares, one million yen (Yen 1,000,000).
2. Any type 4 preference share or type 5 preference share with respect to which conversion has not been requested during the Conversion Period shall be mandatorily converted, as of the date immediately following the Mandatory Conversion Date, into such a number of ordinary shares as is obtained by dividing the amount of the subscription price paid for such preference share by the average of the daily closing prices (including price indications [in Japanese: *kehai hyoji*] if

no closing prices are reported) per share of the Company's ordinary shares by regular transactions at the Tokyo Stock Exchange for the thirty (30) trading days (disregarding trading days on which no such closing prices are available) commencing on the date forty-five (45) trading days prior to the Mandatory Conversion Date. The average price shall be calculated in yen to the nearest Yen 10 and rounded to the nearest Yen 10 (Yen 5 being rounded upwards). Provided, however, that if such an average price is not less than five hundred thousand yen (Yen 500,000) determined by the Board of Directors relating to the issuance of the relevant preference shares, then a preference share shall be converted into such a number of ordinary shares as is obtained by dividing the amount of subscription price paid for the preference share by the relevant amount described above.

3. Any fraction of less than one-hundredth (0.01) of one share arising as a result of the calculation of the number of ordinary shares pursuant to 2. just above shall be treated *mutatis mutandis* in accordance with the provisions of the Commercial Code relating to reverse stock splits.

(Preference Order of Preference Shares)

Article 17

The preference order of payment of dividends of profit, Interim Dividends and liquidation distribution of residual assets for preference shares issued by the Company shall be the same among various types of preference shares.

(Fractions of Less Than One Share)

Article 18

Regulations under this Chapter, excluding Article 13, shall apply to fractions of less than one (1) share for preference shares.

Chapter III: General Meetings of Shareholders

(Convocation)

Article 19

1. A Regular General Meeting of Shareholders shall convene within 3 months after the end of a fiscal year, and an Extraordinary General Meeting of Shareholders may be convened whenever necessary.
2. Except as otherwise provided by applicable law, a General Meeting of Shareholders

shall be convened by the President pursuant to a resolution of the Board of Directors. Should the President be unable to act, another director shall act on his or her behalf in accordance with the seniority established in advance by the Board of Directors.

(Chairman at General Meetings of Shareholders)

Article 20

The Chairman of the Board or the President shall act as the Chairman at all General Meetings of Shareholders. Should the Chairman of the Board and the President be unable to act, other directors shall act on their behalf in accordance with the seniority established in advance by the Board of Directors.

(Requirement for Ordinary Resolutions)

Article 21

Except as otherwise provided by the applicable law or by these Articles of Incorporation, all resolutions at a General Meeting of Shareholders shall be adopted by a majority of all voting rights held by the shareholders present thereat.

(Exercise of Voting Rights by Proxy)

Article 22

1. A shareholder may exercise his or her voting rights by proxy. Provided, however, that the proxy is a shareholder entitled to vote at the relevant General Meeting of Shareholders of the Company.
2. A shareholder or a proxy shall submit his or her power of attorney to the Company.

(Shareholders' Meeting of a Particular Class of Shares)

Article 23

The provisions of Article 19 Paragraph 2, Article 20 and Article 22 hereof shall apply *mutatis mutandis* to a Meeting of Shareholders of a particular class of shares.

Chapter IV: Directors & Board of Directors

(Number of Directors)

Article 24

The Company shall have 3 or more directors.

(Election)

Article 25

1. A resolution for the election of directors shall be adopted at a General Meeting of Shareholders by a majority of all voting rights held by the shareholders who are present at the General Meeting of Shareholders and who hold not less than one third of voting rights of all shareholders.
2. Such a resolution may not be adopted by cumulative voting.

(Tenure)

Article 26

The tenure of a director shall expire upon conclusion of the Regular General Meeting of Shareholders to be held for the last fiscal year ending within 2 years after his or her appointment.

(Board of Directors)

Article 27

1. The Board of Directors shall consist of all the directors of the Company in office.
2. Except as otherwise provided by applicable law, the Chairman of the Board shall convene, and act as the Chairman at all Meetings of the Board of Directors. Should the office of the Chairman of the Board be vacant, or should the Chairman of the Board be unable to act, the other directors shall act in accordance with the seniority established in advance by the Board of Directors.
3. Notice of a Meeting of the Board of Directors shall be given to each director and each statutory auditor at least 3 days prior to the day set for such a Meeting. Provided, however, that in case of an emergency, such period of notice may be shortened.
4. Except as otherwise provided by applicable law, all resolutions of the Board of Directors shall be adopted at a Meeting of the Board of Directors at which a majority of all directors are present, by a majority of such directors present at such a Meeting.

(Representative Directors & Titled Directors)

Article 28

1. The Board of Directors shall by its resolution appoint one or more directors who

shall have the authority to represent the Company.

2. The Board of Directors may by its resolution appoint from among its members, one Chairman of the Board, one President and one or more Deputy Chairmen of the Board, Deputy Presidents, Senior Managing Directors and Managing Directors.

(Powers & Duties of Directors)

Article 29

1. The Chairman of the Board shall preside over the Board of Directors.
2. The Deputy Chairmen of the Board shall assist the Chairman of the Board.
3. The President shall carry out and implement resolutions of the Board of Directors and shall generally supervise the entire operation of the Company. Should the President be unable to act, a Deputy President, a Senior Managing Director or a Managing Director shall, in such order of seniority, act in his or her place.
4. The Deputy Presidents, the Senior Managing Directors and the Managing Directors shall assist the President and shall carry on the day-to-day businesses of the Company.

Chapter VI: Statutory Auditors & Board of Statutory Auditors

(Number of Statutory Auditors)

Article 30

The Company shall have three or more statutory auditors.

(Election)

Article 31

A resolution for the election of statutory auditors shall be adopted at a General Meeting of Shareholders by a majority of all the voting rights held by the shareholders who are present at the General Meeting and who hold not less than one-third of the voting rights of all the shareholders.

(Tenure)

Article 32

The tenure of a statutory auditor shall expire upon conclusion of the Regular General Meeting of Shareholders to be held for the last fiscal year ending within 4 years after his or her appointment.

(Board of Statutory Auditors)

Article 33

1. The Board of Statutory Auditors shall consist of all the statutory auditors of the Company in office.
2. Notice of a Meeting of the Board of Statutory Auditors shall be given to each statutory auditor at least 3 days prior to the day set for such a meeting. Provided, however, that in case of an emergency, such period of notice may be shortened.
3. Except as otherwise provided by applicable law, all resolutions of the Board of Statutory Auditors shall be adopted at a Meeting of the Board of Statutory Auditors, by a majority of the statutory auditors.

(Standing Statutory Auditors)

Article 34

The statutory auditors shall appoint a standing auditor or auditors from among themselves. The standing statutory auditor(s) shall serve on a full-time basis.

Chapter VII: Accounts

(Fiscal Year & Closing Date for Accounts)

Article 35

The fiscal year of the Company shall commence on April 1 of each year and shall end on March 31 of the following year, and the last day of a fiscal year shall be the closing date for accounts.

(Dividends of Profit)

Article 36

Dividends of profit shall be paid to the shareholders or the registered pledgees appearing or recorded on the final Register of Shareholders as of the closing date for accounts.

(Interim Dividends)

Article 37

The Company may, by resolution of the Board of Directors, distribute cash payable in accordance with Article 293-5 of the Commercial Code (referred to throughout these Articles of Incorporation as "Interim Dividends") to the shareholders or the registered pledgees appearing or recorded on the final Register of Shareholders as of September 30 of each year.

(Conversion of Preference Shares & Dividends)

Article 38

The first dividends of profit or Interim Dividends on the ordinary shares issued upon conversion of the type 1 preference shares, the type 2 preference shares, the type 3 preference shares, the type 4 preference shares and the type 5 preference shares shall be paid on the assumption that the conversion took place on April 1 if the request for such a conversion or mandatory conversion is made during the period from April 1 to September 30 of the same year, or on October 1 if such a request or mandatory conversion is made during the period from October 1 to March 31 of the following year.

(Period of Limitations for Dividends of Profit, Etc.)

Article 39

If any dividend of profit or any Interim Dividend shall remain unreceived after expiration of 5 years from the day on which such dividend of profit or Interim Dividend shall have become due and payable, the Company shall be relieved of its obligation to pay such dividend of profit or Interim Dividend.

Supplementary Provisions

(Shares to be Issued at Time of Establishment of Company)

Supplementary Article 1

1. The Company shall be established through a stock transfer in accordance with Article 364 of the Commercial Code.
2. The total number of shares the Company is authorized to issue at the time of the stock transfer shall be six million six hundred and seventy-six thousand four hundred and twenty-four point three nine (6,676,424.39) shares, which shall consist of five million seven hundred and nine thousand four hundred and twenty-four point three nine (5,709,424.39) ordinary shares, sixty-seven thousand (67,000) type 1 preference shares, one hundred thousand (100,000) type 2 preference shares, and

eight hundred thousand (800,000) type 3 preference shares.

3. When the first series type 1 preference shares, type 5 preference shares issued by SMBC, which shall become a wholly owned subsidiary, are converted into ordinary shares, or there is a conversion into ordinary shares of convertible bonds, or there is the exercise of preemptive rights to subscribe for new shares up to the day before the stock transfer date, the number of ordinary shares issued at time of stock transfer shall, irrespective of 2. just above, be five million seven hundred and nine thousand four hundred and twenty-four point three nine (5,709,424.39) ordinary shares, plus the number of ordinary shares of SMBC issued through the relevant convertible bond conversion or exercise of preemptive rights to subscribe for new shares multiplied by one-thousandths (0.001) with all non integral share amounts of under one-hundredth (0.01) discarded.
4. When the first series type 1 preference shares issued by SMBC, which will become a wholly owned subsidiary, are converted into ordinary shares up to the day before the stock transfer date, the number of type 1 preference shares issued at the time of stock transfer shall, irrespective of Article 2 above, be the number, after deducting the number of first series type 1 preference shares of SMBC converted from sixty-seven thousand (67,000) shares, multiplied by one-thousandth (0.001).
5. When the type 5 preference shares issued by SMBC, which will become a wholly owned subsidiary, are converted into ordinary shares up to the day before the stock transfer date, the number of type 3 preference shares issued at the time of stock transfer shall, irrespective of Article 2 above, be the number, after deducting the number of type 5 preference shares of SMBC converted from sixty-seven thousand (67,000) shares, multiplied by one-thousandth (0.001).

(First Fiscal Year)

Supplementary Article 2

The first fiscal year of the Company shall commence on the establishment date and shall end on March 31, 2003, irrespective of the regulations under Article 35.

(Initial Tenure of Directors & Corporate Auditors)

Supplementary Article 3

The initial tenure for directors and corporate auditors of the Company shall be up to the conclusion of the Regular Meeting of Shareholders relating to the final accounts within 1 year after appointment, irrespective of the regulations under Articles 36 and 32.

(Special Provisions for Conversion & Dividends of Preference Shares)

Supplementary Article 4

When requests for conversion of type 1 preference shares or type 3 preference shares issued by the Company are made between the establishment date and up to March 31, 2003, the initial dividend of profit for ordinary shares or a non integral number of ordinary shares issued through the conversion of the relevant preference shares shall be paid as if they had been converted on the date of establishment of the Company, irrespective of the regulations under Article 38.

Rules Governing Conversion of Preference Shares

(Rules Governing Conversion of Type 1 Preference Shares)

1. Period during which request for conversion may be made

From the date of establishment of the Company to February 26, 2009. Provided, however, that in case the type 1 preference share record date is specified to determine the shareholders entitled to exercise their voting rights at a General Meeting of Shareholders of the Company, the type 1 preference share conversion period will not include the period from and including the date after the relevant record date to and including the date on which such a General Meeting is concluded.

2. Conditions of conversion

(1) Initial conversion price

The initial conversion price shall be Yen 980,000.

(2) Resetting of conversion price

The conversion price will be reset on August 1 every year up to August 1, 2008 (hereinafter "type 1 preference share resetting date") to equal to the daily average price of closing prices (including price indications) of the shares of the Company as reported by the Tokyo Stock Exchange for the thirty (30) trading days (excluding the trading days on which there are no closing prices) starting forty-five (45) trading days prior to the relevant type 1 preference share resetting date. The type 1 preference share reset conversion price shall be calculated to the nearest Yen 10, and values of at least Yen 5 shall be rounded up. However, if the type 1 preference share reset conversion price falls below Yen 980,000 (hereinafter the type 1 preference share floor conversion price; however, adjusted under (3) below), then the type 1 preference share floor conversion price shall be deemed the type 1 preference share reset conversion price. Further, if any event occurs during the period from 45 trading days prior to the type 1 preference share resetting date up to the type 1 preference share resetting date, which causes an adjustment to the conversion price as given in (3) just below, the type 1 preference share reset conversion price shall be adjusted as given in (3) just below.

(3) Adjustment of conversion price

①

After the issuance of the type 1 preference shares by the Company, in case one of (i) through (iii) given just below applies, the conversion price shall be adjusted in accordance with the following formula (hereinafter "conversion price adjustment formula"):

$$\text{Conversion price after adjustment} = \text{Conversion price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Amount to be paid per share}}{\text{Market price per share}}}{\text{Number of issued shares} + \text{Number of newly issued shares}}$$

The conversion price after adjustment shall be calculated to the nearest Yen 10, with any amount of at least five yen (Yen 5) rounded up. However, if the conversion price after adjustment calculated using the conversion price adjustment formula falls below Yen 100,000, then Yen 100,000 shall be deemed the conversion price after adjustment.

(i)

When ordinary shares are issued with an amount payable falling below market price used in conversion price adjustment formula:

When granting preemptive rights to shareholders, the day after such an allotment shall be deemed the start date for applying the conversion price after adjustment. At all other times, the day after the payment date shall be deemed the start date for applying the conversion price after adjustment.

(ii)

When ordinary shares are issued through a stock split:

The day after the allotment date to shareholders for the purpose of a stock split shall be deemed the start date for applying the conversion price after adjustment.

However, if a stock split is effected on the condition that profit distributable as dividends is included within capital, when the allotment date for the stock split is prior to the date of the General Meeting of Shareholders, at which inclusion within capital of profit distributable as dividend should be decided, then the day after the conclusion of the relevant General Meeting of Shareholders shall be deemed the start date for applying the conversion price after adjustment.

(iii)

When the Company issues shares that can be converted into ordinary shares with the price falling below the market price used in the conversion price adjustment formula (hereinafter "convertible type shares"), or when the Company issues preemptive rights to subscribe to new shares or bonds with preemptive rights attached to subscribe to new shares with the price payable falling below the market price used in the conversion price adjustment formula:

When granting preemptive rights to shareholders, the day after such an allotment shall be deemed the start date for applying the conversion price after adjustment. At all other times, the day after the payment date (when issuing preemptive rights to subscribe to new shares gratis, the issue date) shall be deemed the start date for applying the conversion price after adjustment. Under such circumstances, the amount of the convertible type stocks to be issued on the day prior to the start date for applying the conversion price after adjustment shall be deemed converted into ordinary shares, or all the preemptive rights to subscribe to new shares shall be deemed exercised, and the conversion price after adjustment shall be calculated. After the adjustment, the number of shares so deemed shall be included within the existing number of ordinary shares issued, provided the number of such shares issued as a result of the conversion or the exercise of preemptive rights to subscribe to new shares is exceeded.

②

When it is necessary to adjust the conversion price as a result of a merger, capital decrease or reverse stock split of the ordinary shares, the conversion price shall be adjusted as deemed appropriate by the Board of Directors, in accordance with ① just above.

③

The market price in the conversion price adjustment formula is the daily average of the closing prices (including price indications) of shares on the Tokyo Stock Exchange on the thirty (30) trading days (excluding trading days on which there are no closing prices) starting forty-five (45) days prior to the start date for applying the conversion price after adjustment (however, in the case of ① (ii) above, the allotment date to shareholders).

However, such averages shall be calculated to the nearest Yen 10, and values of at least Yen 5 shall be rounded up. Further, if any event occurs during the period from 45 trading days prior to the start date for applying the conversion price after adjustment up to the start of the relevant application, which causes an adjustment to the conversion price as given in ① just above, the conversion price after adjustment shall be adjusted as given in ① just above.

④

The conversion price before adjustment in the conversion adjustment formula shall be the effective conversion price on the day before the start date for applying the conversion price after adjustment.

⑤

The number of ordinary shares already issued in the conversion price adjustment formula shall be deemed the number of ordinary shares issued of the Company on the allotment date to shareholders when this date exists, and when this date does not exist, then the date 1 month prior to the start date for applying the conversion price after adjustment.

(4) Number of ordinary shares to be issued on conversion

The number of ordinary shares to be converted through the conversion of type 1 preference shares shall be calculated as follows.

$$\text{Number of ordinary shares issued on conversion} = \frac{\text{Total issue amount of type 1 preference shares presented by Type 1 Preference Shareholders for conversion}}{\text{Conversion price}}$$

When a non integral number of shares occurs in calculating the number of ordinary shares for conversion, a number to the nearest one-hundredth (0.01) shall be recorded in the register as fractional number of shares, and a number of at least five-thousandth (0.005) shall be rounded up to the nearest one-hundredth (0.01).

(Rules Governing Conversion of Type 2 Preference Shares)

1. Period during which request for conversion may be made

From August 1, 2005 to February 26, 2009. Provided, however, that in case the type 2 preference share record date is specified to determine the shareholders entitled to exercise their voting rights at a General Meeting of Shareholders of the Company, the type 2 preference share conversion period will not include the period from and including the date after the relevant record date to and including the date on which such a General Meeting is concluded.

2. Conditions of conversion

(1) Initial conversion price

The initial conversion price shall be the daily average price of closing prices (including price indications) of the shares of the Company as reported by the Tokyo Stock Exchange for the thirty (30) trading days (excluding the trading days on which there are no closing prices) starting forty-five (45) trading days prior to August 1, 2006. The initial conversion price shall be calculated to the nearest Yen 10, and values of at least Yen 5 shall be rounded up. However, if the type 2 preference initial conversion price falls below Yen 980,000, then the type 2 preference share initial conversion price shall be deemed Yen 980,000. (However, this shall be adjusted as given in (3) just below).

(2) Resetting of conversion price

The conversion price will be reset on August 1 every year from August 1, 2006 up to August 1, 2008 (hereinafter "type 2 preference share resetting date") to equal to the daily average price of closing prices (including price indications) of the shares of the Company as reported by the Tokyo Stock Exchange for the thirty (30) trading days (excluding the trading days on which there are no closing prices) starting forty-five (45) trading days prior to the relevant type 2 preference share resetting date. The type 2 preference share reset conversion price shall be calculated to the nearest Yen 10, and values of at least Yen 5 shall be rounded up. However, if the type 2 preference share reset conversion price falls below Yen 980,000 (hereinafter the type 2 preference share floor conversion price; however, adjusted under (3) below), then the type 2 preference share floor conversion price shall be deemed the type 2 preference share reset conversion price. Further, if any event occurs during the period from 45 trading days prior to the type 2 preference share resetting date up to the type 2 preference share resetting date, which causes an adjustment to the conversion price as given in (3) just below, the type 2 preference share reset conversion price shall be adjusted as given in (3) just below.

(3) Adjustment of conversion price

①

After the issuance of the type 2 preference shares by the Company, in case one of (i) through (iii) given just below applies, the conversion price shall be adjusted in accordance with the following formula (hereinafter "conversion price adjustment formula"):

$$\text{Conversion price after adjustment} = \text{Conversion price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Amount to be paid per share}}{\text{Market price per share}}}{\text{Number of issued shares} + \text{Number of newly issued shares}}$$

The conversion price after adjustment shall be calculated to the nearest Yen 10, with any amount of at least five yen (Yen 5) rounded up. However, if the conversion price after adjustment calculated using the conversion price adjustment formula falls below Yen 100,000, then Yen 100,000 shall be deemed the conversion price after adjustment.

(i)

When ordinary shares are issued with an amount payable falling below market price used in conversion price adjustment formula:

When granting preemptive rights to shareholders, the day after such an allotment shall be deemed the start date for applying the conversion price after adjustment. At all other times, the day after the payment date shall be deemed the start date for applying the conversion price after adjustment.

(ii)

When ordinary shares are issued through a stock split:

The day after the allotment date to shareholders for the purpose of a stock split shall be deemed the start date for applying the conversion price after adjustment.

However, if a stock split is effected on the condition that profit distributable as dividends is included within capital, when the allotment date for the stock split is prior to the date of the General Meeting of Shareholders, at which inclusion within capital of profit distributable as dividend should be decided, then the day after the conclusion of the relevant General Meeting of Shareholders shall be deemed the start date for applying the conversion price after adjustment.

(iii)

When the Company issues shares that can be converted into ordinary shares with the price falling below the market price used in the conversion price adjustment formula (hereinafter "convertible type shares"), or when the Company issues preemptive rights to subscribe to new shares or bonds with preemptive rights attached to subscribe to new shares with the price payable falling below the market price used in the conversion price adjustment formula:

When granting preemptive rights to shareholders, the day after such an allotment shall be deemed the start date for applying the conversion price after adjustment. At all other times, the day after the payment date (when issuing preemptive rights to subscribe to new shares gratis, on the issue date) shall be deemed the start date for applying the conversion price after adjustment. Under such circumstances, the amount of the convertible type stocks to be issued on the day prior to the start date for applying the conversion price after adjustment shall be deemed converted into ordinary shares, or all the preemptive rights to subscribe to new shares shall be deemed exercised, and the conversion price after adjustment shall be calculated. After the adjustment, the number of shares so deemed shall be included within the existing number of ordinary shares issued, provided the number of such shares issued as a result of the conversion or the exercise of preemptive rights to subscribe to new shares is exceeded.

②

When it is necessary to adjust the conversion price as a result of a merger, capital decrease or reverse stock split of the ordinary shares, the conversion price shall be adjusted as deemed appropriate by the Board of Directors, in accordance with ① just above.

③

The market price in the conversion price adjustment formula is the daily average of the closing prices (including price indications) of shares on the Tokyo Stock

Exchange on the thirty (30) trading days (excluding trading days on which there are no closing prices) starting forty-five (45) days prior to the start date for applying the conversion price after adjustment (however, in the case of ① (ii) above, the allotment date to shareholders).

However, such averages shall be calculated to the nearest Yen 10, and values of at least Yen 5 shall be rounded up. Further, if any event occurs during the period from 45 trading days prior to the start date for applying the conversion price after adjustment up to the start of the relevant application, which causes an adjustment to the conversion price as given in ① just above, the conversion price after adjustment shall be adjusted as given in ① just above.

④

The conversion price before adjustment in the conversion adjustment formula shall be the effective conversion price on the day before the start date for applying the conversion price after adjustment.

⑤

The number of ordinary shares already issued in the conversion price adjustment formula shall be deemed the number of ordinary shares issued of the Company on the allotment date to shareholders when this date exists, and when this date does not exist, then the date 1 month prior to the start date for applying the conversion price after adjustment.

(4) Number of ordinary shares to be issued on conversion

The number of ordinary shares to be converted through the conversion of type 2 preference shares shall be calculated as follows.

$$\text{Number of ordinary shares issued on conversion} = \frac{\text{Total issue amount of type 2 preference shares presented by Type 2 Preference Shareholders for conversion}}{\text{Conversion price}}$$

When a non integral number of shares occurs in calculating the number of ordinary shares for conversion, a number to the nearest one-hundredth (0.01) shall be recorded in the register as fractional number of shares, and a number of at least five-thousandth (0.005) shall be rounded up to the nearest one-hundredth (0.01).

(Rules Governing Conversion of Type 3 Preference Shares)

1. Period during which request for conversion may be made

From the date of establishment of the Company to September 30, 2009. Provided, however, that in case the type 3 preference share record date is specified to determine the shareholders entitled to exercise their voting rights at a General Meeting of Shareholders of the Company, the type 3 preference share conversion period will not include the period from and including the date after the relevant record date to and including the date on which such a General Meeting is concluded.

2. Conditions of conversion

(1) Initial conversion price

The initial conversion price will be an amount equal to the daily average price of closing prices (including price indications) of the shares of the Company as reported by the Tokyo Stock Exchange for the thirty (30) trading days (excluding the trading days on which there are no closing prices) starting forty-five (45) trading days prior to October 1, 2002, multiplied by 1,000. The average type 3 preference share initial conversion price shall be calculated to the nearest Yen 10, and values of at least Yen 5 shall be rounded up. However, if the type 3 preference share initial conversion price falls below Yen 258,330 (hereinafter the type 3 preference share floor conversion price; however, adjusted under (3) below), then the type 3 preference share initial conversion price shall be deemed the type 3 preference share floor conversion price. Further, if any event occurs during the period from 45 trading days prior to the type 3 preference share initial conversion date up to the day prior to the start date for applying the type 3 preference share initial conversion price, which causes an adjustment to the conversion price as given in (3) just below, the type 3 preference share initial conversion price and the type 3 preference share floor conversion price shall be adjusted as given in (3) just below.

(2) Resetting of conversion price

The conversion price will be reset on August 1 every year from August 1, 2003 up to August 1, 2006 (hereinafter "type 3 preference share resetting date") to equal to the daily average price of closing prices (including price indications) of the shares of the Company as reported by the Tokyo Stock Exchange for the thirty (30) trading days (excluding the trading days on which there are no closing prices) starting forty-five (45) trading days prior to the relevant type 3 preference share resetting date. The type 3 preference share reset conversion price shall be calculated to the nearest Yen 10, and values of at least Yen 5 shall be rounded up. However, if the type 3 preference share reset conversion price falls below the effective type 3 preference share floor conversion price, then the type 3 preference share floor conversion price shall be deemed the type 3 preference share reset conversion price.

(3) Adjustment of conversion price

①

After the issuance of the type 3 preference shares by the Company, in case one of (i) through (iii) given just below applies, the conversion price shall be adjusted in accordance with the following formula (hereinafter "conversion price adjustment formula"):

$$\text{Conversion price after adjustment} = \text{Conversion price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Amount to be paid per share}}{\text{Market price per share}}}{\text{Number of issued shares} + \text{Number of newly issued shares}}$$

The conversion price after adjustment shall be calculated to the nearest Yen 10, with any amount of at least five yen (Yen 5) rounded up. However, if the conversion price after adjustment calculated using the conversion price adjustment formula falls below Yen 100,000, then Yen 100,000 shall be deemed the conversion price after adjustment.

(i)

When ordinary shares are issued with an amount payable falling below market price used in conversion price adjustment formula:

When granting preemptive rights to shareholders, the day after such an allotment shall be deemed the start date for applying the conversion price after adjustment. At all other times, the day after the payment date shall be deemed the start date for applying the conversion price after adjustment.

(ii)

When ordinary shares are issued through a stock split:
The day after the allotment date to shareholders for the purpose of a stock split shall be deemed the start date for applying the conversion price after adjustment.
However, if a stock split is effected on the condition that profit distributable as dividends is included within capital, when the allotment date for the stock split is prior to the date of the General Meeting of Shareholders, at which inclusion within capital of profit distributable as dividend should be decided, then the day after the conclusion of the relevant General Meeting of Shareholders shall be deemed the start date for applying the conversion price after adjustment.

(iii)

When the Company issues shares that can be converted into ordinary shares with the price falling below the market price used in the conversion price adjustment formula (hereinafter "convertible type shares"), or when the Company issues preemptive rights to subscribe to new shares or bonds with preemptive rights attached to subscribe to new shares with the price payable falling below the market price used in the conversion price adjustment formula:
When granting preemptive rights to shareholders, the day after such an allotment shall be deemed the start date for applying the conversion price after adjustment. At all other times, the day after the payment date (when issuing preemptive rights to subscribe to new shares gratis, the issue date) shall be deemed the start date for applying the conversion price after adjustment. Under such circumstances, the amount of the convertible type stocks to be issued on the day prior to the start date for applying the conversion price after adjustment shall be deemed converted into ordinary shares, or all the preemptive rights to subscribe to new shares shall be deemed exercised, and the conversion price after adjustment shall be calculated. However, when the payment date or allotment date for the conversion amount on convertible type stocks to be issued, or for the payment amount at time of exercise of preemptive rights to subscribe to new shares (the issue date when issuing preemptive rights to subscribe to new shares gratis) is undetermined, then the initial date of conversion or exercise of the preemptive rights to subscribe to new shares shall be deemed the start date for applying the conversion price after adjustment, and on the previous day it shall be deemed the total amount of convertible type

stocks issued were converted into ordinary shares, or all the preemptive rights to subscribe to new shares were exercised.

②

However, if an event occurs in the period between the day after the end of the market value calculation period stipulated in (2) above up to the day prior to the relevant adjustment, which should cause an adjustment in the conversion price, then the conversion price before adjustment shall be used as the conversion price after adjustment in calculations, and no adjustments shall be made to the relevant conversion price before adjustment.

③

When it is necessary to adjust the conversion price as a result of a merger, capital decrease or reverse stock split of the ordinary shares, the conversion price shall be adjusted as deemed appropriate by the Board of Directors.

④

The market price in the conversion price adjustment formula is the daily average of the closing prices (including price indications) of shares on the Tokyo Stock Exchange on the thirty (30) trading days (excluding trading days on which there are no closing prices) starting forty-five (45) days prior to the start date for applying the conversion price after adjustment (however, in the case of ① (ii) above, the allotment date to shareholders).
However, such averages shall be calculated to the nearest Yen 10, and values of at least Yen 5 shall be rounded up.

⑤

The conversion price before adjustment used in the conversion adjustment formula shall be the effective conversion price on the day before the start date for applying the conversion price after adjustment.

⑥

The number of ordinary shares already issued used in the conversion price adjustment formula shall be deemed the number of ordinary shares issued of the Company on the allotment date to shareholders when this date exists, and when this date does not exist, then the date 1 month prior to the start date for applying the conversion price after adjustment.

⑦

The amount payable per share used in the conversion price adjustment formula shall be: the relevant amount payable in the case of ① (i) above (an appropriate valuation amount in the case of payment through assets other than monetary assets); Yen 0 in the case of ① (ii) above; and, the relevant conversion amount or the total amount for the issue price of preemptive rights to subscribe to new shares and for the amount payable at time of exercise in the case of ① (iii).

(4) Adjustment of floor conversion price

When carrying out adjustments in the conversion price through (3) above, even for the floor conversion price, an adjustment can be effected similarly by replacing the "conversion price" with "floor conversion price" in the conversion price adjustment formula. When carrying out an adjustment in the conversion price through (3) ③ above, even the floor conversion price can be changed to a price deemed appropriate by the Board of Directors. However, when stipulated in (3) ② above, the floor conversion price after adjustment can be applied after the relevant adjustment date.

(5) Number of ordinary shares to be issued on conversion

The number of ordinary shares to be converted through the conversion of type 3 preference shares shall be calculated as follows.

$$\text{Number of ordinary shares issued on conversion} = \frac{\text{Total issue amount of type 3 preference shares presented by Type 3 Preference Shareholders for conversion}}{\text{Conversion price}}$$

When a non integral number of shares occurs in calculating the number of ordinary shares for conversion, a number to the nearest one-hundredth (0.01) shall be recorded in the register as fractional number of shares, and a number of at least five-thousandth (0.005) shall be rounded up to the nearest one-hundredth (0.01).

Details of Balance Sheet Statement & Statement of Operations under Article 366-1-3 & 366-1-5 of Commercial Code

Balance Sheet Statement as at end of First Fiscal Year for Sumitomo Mitsui Banking Corporation (as of March 31, 2002)

Statement of Operations for First Fiscal Year for Sumitomo Mitsui Banking Corporation (from April 1, 2001 through March 31, 2002)

Balance Sheet Statement as at end of First Fiscal Year for Sumitomo Mitsui Banking Corporation

(as of March 31, 2002)

March 31, 2002 (Millions of yen)

Assets	
Cash and due from banks	5,458,430
Cash	1,271,992
Due from banks	4,186,438
Call loans	620,406
Receivables under resale agreements	432,730
Commercial paper and other debt purchased	146,650
Trading assets	2,705,648
Trading securities	9,827
Derivatives of trading securities	91
Derivatives of securities related to trading transactions	12
Trading-related financial derivatives	1,831,961
Other trading assets	863,755
Money held in trust	33,858
Securities	20,442,996
Japanese government bonds	9,599,109
Japanese local government bonds	429,412
Corporate bonds	1,183,562
Stocks	5,595,410
Other securities	3,635,501
Loans and bills discounted	59,928,368
Bills discounted	857,827
Loans on bills	7,897,569
Loans on deeds	39,435,408
Overdrafts	11,737,562
Foreign exchanges	779,142
Due from foreign bank, credit	48,491
Due from foreign bank, debit	131,166
Foreign bills bought	358,880
Foreign bills receivable	240,604
Other assets	5,344,106
Domestic exchange settlement account, debit	29,087
Prepaid expenses	5,650
Accrued income	362,359
Initial margins of futures markets	20,653
Variation margins of futures markets	155
Securities in custody	825
Financial derivatives	1,396,901
Discount of bonds	220
Pledged money for securities borrowing transactions	3,020,519
Other	507,732
Premises and equipment	890,981
Land, building and equipment	788,197
Construction in progress	2,606
Surety deposits and intangible	100,177
Deferred tax assets	1,741,114
Customers' liabilities for acceptances and guarantees	5,529,996
Reserve for possible loan losses	(1,971,849)
Total assets	102,082,581

Liabilities	
Deposits	61,051,813
Current deposits	4,598,808
Ordinary deposits	23,915,577
Savings deposits	1,314,621
Deposits at notice	6,241,545
Time deposits	20,932,561
Installment savings	0
Other deposits	4,048,698
Negotiable certificates of deposit	6,577,539
Call money	3,883,991
Payables under repurchase agreements	1,100,446
Bills sold	6,868,800
Commercial paper	1,001,000
Trading liabilities	1,797,086
Derivatives of trading securities	79
Derivatives of securities related to trading transactions	0
Trading-related financial derivatives	1,797,006
Borrowed money	3,406,286
Bills rediscounted	58,784
Borrowings from finance companies	3,347,501
Foreign exchanges	300,162
Due to foreign banks, credit	192,766
Due to foreign banks, debit	56,057
Foreign bills sold	27,822
Foreign bills payable	23,514
Bonds	2,133,754
Convertible bonds	1,106
Other liabilities	4,962,176
Domestic exchange settlement account, credit	7,886
Income taxes payable	31,874
Accrued expenses	166,950
Unearned income	37,055
Employees' deposits	46,253
Initial margins of futures markets	860
Variation margins of futures markets	795
Financial derivatives	887,205
Deferred profit on hedge	92,987
Pledged money for securities lending transactions	3,162,009
Other	528,297
Reserve for employee bonuses	11,342
Reserve for employee retirement benefits	116,854
Reserve for possible losses on loans sold	80,576
Other reserves	18
Reserve for financial futures transaction liabilities	18
Deferred tax liabilities for land revaluation	63,137
Acceptances and guarantees	5,529,996
Total liabilities	98,886,088

Stockholders' equity

Capital stock	1,326,746
Legal reserves	1,326,758
Capital surplus	1,326,758
Land revaluation excess	100,346
Retained earnings	740,874
Voluntary reserves	221,560
eserve for losses on overseas investments	58
oluntary earned reserve for retirement allowances	1,656
pecial voluntary earned reserves	219,845
Unappropriated profit at end of year	161,699
et loss	322,852
Other retained earnings	357,614
arnings due to decrease of capital surplus	357,614
Net unrealized losses on other securities	(297,950)
Treasury stock	(283)
Total stockholders' equity	3,196,492
Total liabilities and stockholders' equity	102,082,581

Notes to Balance Sheet Statement

1. Amounts less than one million yen have been omitted.

2. Standards for recognition and measurement of trading assets and liabilities are as follows:
   Recognition:
   Trading account positions relating to transactions made for the purposes of seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets, are included in Trading assets or Trading liabilities on the balance sheet on a contract date basis.
   Measurement:
   Trading securities and monetary claims purchased for trading purposes are stated at market value, and financial derivatives such as swaps, futures and options, are at the amounts that would be settled if the transactions were terminated at the balance sheet date.

3. As for securities other than those in trading portfolio, debt securities that Sumitomo Mitsui Banking Corporation (the 'Bank') has the positive intent and ability to hold to maturity (held-to-maturity securities) are carried at amortized cost (the straight-line method), using the moving-average method.
   Investments in subsidiaries and affiliates are carried at cost, using the moving-average method.
   Securities excluding those classified as trading securities, held-to-maturity securities or investments in subsidiaries and affiliates, are defined as '*other securities.*' Stocks classified as *other securities* that have market value are carried at the average market value during the final month of the fiscal year, and *other securities* excluding the marketable stocks that have market value are carried at market value at the balance sheet date (cost of securities is calculated mainly by moving-average method). *Other securities* that do not have market value are carried at cost or amortized cost, using the moving-average method. Net unrealized gains (losses) on *other securities* are recognized, net of applicable income taxes, as a separate component of stockholders' equity.

4. Securities included in money held in trust account are carried in the same way as mentioned in Notes 2 and 3.

5. Derivative transactions excluding those classified as trading accounts are carried at fair value.

6. Depreciation of premises and equipment is computed by the straight-line method (the declining-balance method is used for equipment). The estimated useful lives of major items are as follows:
   Buildings: 7 to 50 years
   Equipment: 3 to 20 years

7. Capitalized software for internal use is depreciated using the straight-line method over its estimated useful life (five years).

8. Issuance cost of new stocks and bonds is expensed as they are incurred. Discount of bonds is included in Other assets and amortized using straight-line method over the lives of the bonds.

9. Assets and liabilities denominated in foreign currencies and overseas branches' accounts are translated into Japanese yen mainly at the exchange rate prevailing at the balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.
   Formerly, the Bank applied 'the accounting standards for foreign currency transactions in banking industry' introduced in 1990. From this fiscal year, the Bank applies the revised accounting standards for foreign currency transactions ('Opinion Concerning Revision of Accounting Standard for Foreign Currency Transactions' issued by Business Accounting Deliberation Council on October 22, 1999) with the exception of when 'Temporary Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry' (JICPA Industry Audit Committee Report No.20) is applied.
   Financial swap transactions are accounted for pursuant to the JICPA Industry Audit Committee Report No.20 as follows:
   (1) Initial exchange cash flows are assumed as principal of claim and debt and are reported on the balance sheet at the exchange rate prevailing at the balance sheet date in the net amount.
   (2) The difference of the initial and final exchange cash flows by currency, which is the reflection of the difference in the yield between the currencies, is assumed as interest and is accounted for on an accrual basis on the balance sheet and the statement of income.
   Financial swap transactions are foreign exchange transactions that are contracted for the purpose of lending or borrowing funds in different currencies. These transactions consist of spot foreign exchange either bought or sold and forward foreign exchange either bought or sold. The spot foreign exchange bought or sold is the swap transaction for borrowing or lending the principal equivalent of the fund. The forward foreign exchange bought or sold is the swap transaction of the foreign currency equivalent including the principal and corresponding interest to be paid or received, the amount and due date of which are predetermined.

10. Reserve for possible loan losses is provided as detailed below, in accordance with the internal standards for write-offs and reserves.

For claims on borrowers that are legally bankrupt ('bankrupt borrowers') or borrowers that are regarded as substantially in the same situation ('effectively bankrupt borrowers'), a reserve is provided based on the amount of claims net of the expected amount of recoveries from collateral and guarantees net of the deducted amount mentioned below.

For claims on borrowers that are not currently in the status of bankrupt but are likely to become bankrupt in future, a reserve is provided by the amount deemed necessary based on overall solvency assessment, out of the amount of claims net of the expected amount of recoveries from collateral and guarantees.

For other claims, a reserve is provided based on the historical loan-loss ratio.

For claims originated in certain countries, an additional reserve (including a reserve for losses on overseas investments prescribed in Article 55-2 of Specific Taxation Measures Law) is provided by the amount deemed necessary based on assessment of political and economic conditions in such countries under the name of 'loan loss reserve for specific overseas countries' as a component of reserve for possible loan losses.

Branches and credit supervision departments assess all claims in accordance with the internal rule for self- assessment of assets. Subsequently, Credit Review Department, independent from these operating sections, audits their assessment. The reserves are provided based on the results of these assessment procedures.

For claims on 'bankrupt borrowers' and 'effectively bankrupt borrowers,' the amount exceeding the estimated value of collateral and guarantees is deducted, as deemed uncollectible, directly from those claims. The deducted amount is 1,405,069 million yen.

11. Reserve for employee bonuses is provided, in provision for payment of bonuses to employees, by the amount of estimated bonuses, which are attributable to this fiscal year. Accrued bonuses to employees were formerly included in 'Accrued expenses,' but 'Reserve for employee bonuses' is reported from this fiscal year in accordance with 'Concerning Financial Statement Titles to be used for Accrued Bonuses for Employees' (Research Center Review Information No.15 issued by JICPA). Consequently, 'Accrued expenses' decreased by 11,342 million yen and 'Reserve for employee bonuses' increased by the same amount.

12. Reserve for employee retirement benefits is provided, in provision for payment of retirement benefits to employees, by the amount deemed necessary, based on the projected retirement benefit obligation and plan assts at the balance sheet date.

Prior service cost is amortized using the straight-line method over the certain years (10 years) within the employees' average remaining service period at the incurrence.

Unrecognized net actuarial gain (loss) is amortized using the straight line method over the certain years (10 years) within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

Unrecognized net transition obligation is amortized using the straight-line method over 5 years.

13. Reserve for possible losses on loans sold is provided for contingent losses arising from decline of market value of underlying collateral for loans sold to the Cooperative Credit Purchasing Company, Limited. This reserve is provided in accordance with Article 287-2 of the Commercial Code.

14. Financing leases, except for those which transfer the ownership of the property to the lessee, are accounted for in the same manner as operating leases.

15. In accordance with the Industry Audit Committee Report No.15 'Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry' issued by JICPA, the Bank applies 'the risk adjustment approach' as a hedge accounting (Macro hedge), abiding by the following requirements:

(1) Loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole shall be recognized as the hedged portfolio.

(2) Derivatives as the hedging instruments shall effectively reduce the interest rate exposure of the hedged portfolio.

(3) Eligibility of hedging activities shall be evaluated on a quarterly basis.

The Bank applies deferred hedge accounting.

In order to hedge the risk arising from the volatility of exchange rates for the stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currency, the Bank applies deferred hedge accounting on the conditions that the hedged security is specified in advance and that enough on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged security pursuant to 'Temporary Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry' (JICPA Industry Audit Committee Report No.20).

Certain derivatives for the purpose of hedging are recorded on a cost basis using the short-cut method (exceptional treatment for interest rate swaps) in view of consistency with the risk management policy.

16. Consumption tax and local consumption tax are accounted for using the tax-excluded method.

17. 'Other reserve' required by Special Law is stated as follows:

Reserve for contingent liabilities from financial futures transaction is recorded at 18 million yen.

This reserve was provided in accordance with Article 82 of the Financial Futures Transaction Law.

18. Total value of investments in subsidiaries held by the Bank amounts to 638,477 million yen.

19. Total value of claims on subsidiaries of the Bank amounts to 507,461 million yen.

20. Total value of claims of subsidiaries on the Bank amounts to 2,475,880 million yen.

21. Accumulated depreciation of the Bank's premises and equipment amounts to 522,831 million yen.

22. Advanced depreciation of the Bank's premises and equipment amounts to 76,321 million yen.

23. In addition to Premises and equipment, which is reported on the balance sheet, some computers are used under lease contracts.

24. Bankrupt loans and Non-accrual loans are 195,653 million yen and 3,184,459 million yen respectively.
'Bankrupt loans' consist of loans on which the Bank does not currently accrue interest income due to the nonpayment status or other credit conditions of the borrower and which meet certain conditions defined in Article 96-1-3 or 96-1-4 of the Enforcement Ordinance No.97 of the Japanese Corporate Tax Law, issued in 1965.
'Non-accrual loans' is defined as loans on which the Bank does not currently accrue interest income but excluding 'Bankrupt loans' and loans for which the Bank is forbearing interest payments to support the borrowers' recovery from financial difficulty.

25. Past due loans (3 months or more) are 92,324 million yen.
'Past due loans (3 months or more)' consist of loans of which the principal and/or interest is past due for three months or more but exclude Bankrupt loans and Non-accrual loans.

26. Restructured loans are 2,344,016 million yen.
'Restructured loans' are loans for which the Bank relaxes lending terms, such as reduction of the original interest rate, forbearance of interest payments or principal repayments to support the borrowers' recovery from financial difficulty, but excluding Bankrupt loans, Non-accrual loans and Past due loans (3 months or more).

27. The total amount of Bankrupt loans, Non-accrual loans, Past due loans (3 months or more) and Restructured loans is 5,816,452 million yen as of the balance sheet date.
The amounts of loans presented in Notes 24 to 27 are amounts before reserve for possible loan losses is deducted.

28. The total face value of Bank acceptance bought, Commercial bills discounted and Documentary bills is 1,216,707 million yen.

29. Assets pledged as collateral as of the balance sheet date are as follows:

	(Millions of yen)
Assets pledged:	
Cash and due from banks	45,623
Trading assets	621,047
Securities	8,926,055
Loans and bills discounted	3,239,033
Liabilities corresponding to assets pledged:	
Call money	1,505,000
Payables under repurchase agreements	1,100,446
Bills sold	6,868,800
Borrowed money	98,128
Pledged money for securities lending transactions	2,504,332
Acceptances and guarantees	45,571

In addition, Cash and due from banks of 101,669 million yen, Trading assets of 296 million yen, Securities of 2,764,145 million yen and Loans and bills discounted of 58,095 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

30. Net amount of deferred unrealized gains (losses) on hedging instruments to which hedge accounting is applied is reported as Deferred profit on hedge. Gross deferred unrealized losses and gross deferred unrealized gains on hedging instruments are 1,057,953 million yen and 1,150,941 million yen respectively.

31. Pursuant to the Law concerning Land Revaluation (the Law) effective March 31, 1998, the Bank revaluated its own land for business activities. The income taxes corresponding to the net unrealized gains are deferred and reported in liabilities as 'Deferred tax liabilities for land revaluation,' and the net unrealized gains, net of deferred taxes, are reported as 'Land revaluation excess' in stockholders' equity.

Date of the revaluation: March 31, 1998

Method of revaluation (provided in Article 3-3 of the Law):

The fair values are determined by applying appropriate adjustments for land shape and timing of appraisal to the values specified in any of the Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law concerning Land Revaluation (the Enforcement Ordinance) effective March 31, 1998.

The total amount of values of the land for business activities, as of the balance sheet date, which were revaluated pursuant to the Article 10 of the Law, is lower by 90,526 million yen than the total amount of book value after the land revaluation.

Pursuant to the Law and the law concerning amendment of the Law effective March 31, 2001, the Bank revaluated the land for business activities that was succeeded due to merger with SMBC Property Management Service Co., Ltd. The equivalent of income taxes corresponding to the revaluated losses is deducted from 'Deferred tax liabilities for land revaluation' and the revaluated losses, net of the corresponding taxes, are deducted from 'Land revaluation excess.'

Date of the revaluation: March 31, 2002

Book value of the land for business activities before revaluation: 248,659 million yen

Book value of the land for business activities after revaluation: 169,520 million yen

Method of revaluation (provided in Article 3-3 of the Law):

The fair values are determined by applying appropriate adjustments for land shape and analysis on the appraisal specified in any of the Article 2-3 or 2-4 of the Enforcement Ordinance of the Law concerning Land Revaluation (the Enforcement Ordinance) effective March 31, 1998.

32. The balance of subordinated debt included in Borrowed money is 3,050,790 million yen.

33. The balance of subordinated bonds included in Bonds is 625,854 million yen.

34. Outline of stock options in accordance with Article 280-19-1 of the Commercial Code (before the amendment) that are granted to directors and employees is as follows:

(1) Stock option that was granted at July 31, 1998

Type of share	Common stock
Number of shares issued	296,000 shares
Issue price of new shares (Exercise price)	1,432 yen per share

(2) Stock option that was granted at July 30, 1999

Type of share	Common stock
Number of shares issued	393,000 shares
Issue price of new shares (Exercise price)	1,628 yen per share

(3) Stock option that was granted at July 31, 2000

Type of share	Common stock
Number of shares issued	353,000 shares
Issue price of new shares (Exercise price)	1,361 yen per share

(4) Stock option that was granted at July 31, 2001

Type of share	Common stock
Number of shares issued	1,149,000 shares
Issue price of new shares (Exercise price)	1,035 yen per share

Outline of stock options in accordance with Article 280-19-1 of the Commercial Code (before the amendment) that were succeeded from The Sakura Bank, Limited and that had been granted to directors and employees is as follows:

(1) Stock option that was granted at August 23, 1999

Type of share	Common stock
Number of shares issued	167,400 shares

Issue price of new shares (Exercise price) 1,124 yen per share

(2) Stock option that was granted at July 25, 2000

Type of share	Common stock
Number of shares issued	174,600 shares

Issue price of new shares (Exercise price) 1,287 yen per share

35. Net loss per share is 59.20 yen.

36. Market value and unrealized gains (losses) on securities are shown as below:

These amounts include 'Japanese government bonds,' 'Japanese local government bonds,' 'Corporate bonds,' 'Stocks,' 'Other securities,' negotiable certificates of deposit bought within 'Due from banks,' 'Trading securities,' negotiable certificates of deposit bought and commercial paper within 'Other trading assets', and commercial paper and beneficiary claim on loan trust within 'Debt purchased.' This definition is applied up to Note 39.

(1) Securities classified as trading

	(Millions of yen)
Balance sheet amount	873,583
Gains included in profit/loss during this fiscal year	265

(2) Bonds classified as held-to-maturity that have market value

(Millions of yen)

	Balance sheet amount	Market Value	Net unrealized gains (losses)	Gains	Losses
Japanese government bonds	100,968	101,400	431	431	-
Other	26,992	27,708	715	734	19
Total	127,961	129,108	1,146	1,165	19

(3) Investments in subsidiaries or affiliates that have market value

(Millions of yen)

	Balance sheet amount	Market value	Net unrealized gains (losses)
Stocks of subsidiaries	104,003	101,413	(2,589)
Stocks of affiliates	8,485	10,974	2,488
Total	112,488	112,387	(101)

(4) *Other securities* that have market value

(Millions of yen)

	Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Stocks	5,234,755	4,733,857	(500,897)	180,943	681,841
Bonds	10,517,923	10,555,706	37,783	55,597	17,814
Japanese government bonds	9,463,294	9,498,141	34,847	39,207	4,360
Japanese local government bonds	421,315	429,412	8,097	9,764	1,667
Corporate bonds	633,314	628,153	(5,161)	6,625	11,786
Other	2,775,933	2,757,392	(18,540)	7,696	26,236
Change of purpose of holding	-	-	61	61	-
Total	18,528,611	18,046,957	(481,593)	244,299	725,892

The sum (losses of 295,601 million yen) of Net unrealized losses shown above and deferred tax assets of 185,991 million yen, is included in 'Net unrealized losses on *other securities.*'

Other securities with market value, whose market value extremely declines as compared with its acquisition cost, are, in principle, considered that their market value will not recover to the acquisition cost. The market value is recognized as the balance sheet amount and the valuation loss is charged off (impaired) for the current fiscal year. The amount of impairment for this fiscal year is 97,140 million yen. The rule to determine that market value 'extremely declines' is regulated by the classification of securities' issuers based on the self-assessment of assets as follows:

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	Market value is lower than acquisition cost
Issuers requiring caution	Market value has decreased 30% or more of the acquisition cost
Normal issuers	Market value has decreased 50% or more of the acquisition cost

Bankrupt issuers: issuers that are legally bankrupt or formally declared bankrupt

Effectively bankrupt issuers: issuers that are not legally bankrupt but regarded as substantially bankrupt

Potentially bankrupt issuers: issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy

Issuers requiring caution: issuers that are identified for close monitoring

Normal issuers: issuers excluding Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers and Issuers requiring caution

37. The amount of *other securities* sold during this fiscal year is as follows:

(Millions of yen)

Sales amount	Gains on sales	Losses on sales
31,513,898	174,190	90,314

38. Summary information on securities that have no market value is shown as follows:

(Millions of yen)

	Balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	3,384
Investments in subsidiaries or affiliates	
Stocks of subsidiaries	894,584
Stocks of affiliates	177,502
Other	16,507
Other securities	
Unlisted bonds	555,408
Unlisted foreign securities	347,654
Unlisted stocks (excluding OTC stocks)	143,314
Other	112,197

39. Redemption schedule on *other securities* that have maturities and bonds classified as held-to-maturity is shown as follows:

(Millions of yen)

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years
Bonds	2,268,355	6,927,429	1,813,599	202,700
Japanese government bonds	2,155,760	6,006,279	1,236,840	200,230
Japanese local government bonds	25,433	110,409	292,998	570
Japanese corporate bonds	87,161	810,740	283,760	1,900
Other	311,056	1,948,876	126,360	510,543
Total	2,579,411	8,876,305	1,939,960	713,243

40. Information on money held in trust is shown as follows:

Money held in trust classified as trading

	(Millions of yen)
Balance sheet amount	3,715
Gains included in profit/loss during this fiscal year	–

Other money held in trust

(Millions of yen)

Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
33,968	30,142	(3,825)	135	3,960

'Net unrealized losses on *other securities*' include the total amount of (2,348) million yen, which is consisted of the net unrealized losses shown above of (3,825) million yen and deferred tax assets of 1,477 million yen.

41. 'Japanese Government Bonds' include 999 million yen of unsecured loaned securities for which borrowers have rights of sale or pledge. 'Japanese Government Bonds' include 827 million yen of loaned securities for which borrowers have rights of pledge but no rights of sale.
As for the unsecured borrowed securities for which the Bank have rights of sale or pledge and the securities which the Bank purchased under resale agreements, that are permitted to sell or pledge without restrictions, 3,193,191 million yen of securities are pledged, 507,010 million yen of securities are held in hand as of the balance sheet date. The Bank may pledge the borrowed securities as well.
Unsecured loaned securities and securities under repurchase agreements were recognized as 'Securities in custody' and 'Trading account securities borrowed' or 'Securities borrowed' by the same amounts. From this fiscal year, they are not reported on the balance sheet in accordance with the revision of the accounting standards for financial instruments. Consequently, 'Securities in custody,' 'Trading account securities borrowed' and 'Securities borrowed' decreased by 3,098,200 million yen, 164,100 million yen and 2,934,100 million yen respectively as compared with the former manner.

42. Commitment line contracts on overdrafts and loans are agreements to lend to customers when they apply for borrowing, to the prescribed amount as long as there is no violation of any condition established in the contracts. The amount of unused commitments upon is 23,565,257 million yen, and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time is 21,097,495 million yen. Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments have clauses that the Bank can reject the application from customers or reduce the contract amounts in case economic conditions are changed, the Bank needs to secure claims and others occur. In addition, the Bank requests the customers to pledge collateral such as premises and securities at conclusion of the contracts, and takes necessary measures such as grasping customers' financial positions, revising contracts when need arises and securing claims after conclusion of the contracts.

43. Reserve for employee retirement benefits as of this fiscal year-end and pension assets in trust (excluding unrecognized actuarial net gains (losses)) that were deducted from reserve for employee retirement benefits are shown as follows:

(Millions of yen)

	Lump-sum Payment Plan	Employee Pension Fund	Total
Reserve for employee retirement benefits (before deducting Pension assets in trust)	(117,936)	(151,545)	(269,481)
Pension assets (excluding unrecognized actuarial net gain (loss))	94,611	58,015	152,627
Reserve for employee retirement benefits (after deducting Pension assets in trust)	(23,324)	(93,530)	(116,854)

Information on projected benefit obligation and others at this fiscal year-end is shown as follows:

	(Millions of yen)
Projected benefit obligation	(1,070,564)
Pension assets (fair value)	730,307
Unfunded projected benefit obligation	(340,256)
Unrecognized net transition obligation	60,502
Unrecognized net actuarial differences	221,954
Unrecognized prior service cost (net)	(59,055)
Net amount recorded on the balance sheet	(116,854)

44. Pursuant to the Article 289-2 of the Commercial Code and the Article 18-2 of the Banking Law, the Bank transferred legal reserves to retained earnings during this fiscal year. Consequently, Capital surplus and Earned surplus reserve decreased by 357,614 million yen and 241,421 million yen respectively, and 'Earnings due to decrease of capital surplus' in Other retained earnings and Unappropriated profit at end of year increased by 357,614 million yen and 241,421 million yen respectively.

45. Treasury stock was formerly included in 'Stocks.' From this fiscal year, Treasury stock is reported at the bottom of stockholders' equity and deducts stockholders' equity in pursuant to the amendment of the disclosure form due to issuance of 'the Partial Revision of the Enforcement Ordinance for the Banking Law' on April 19, 2002. Consequently, total assets and stockholders' equity decreased by 283 million yen respectively as compared with the former manner.

46. In accordance with the application of accounting standards for financial instruments, from this fiscal year 'Net unrealized losses on *other securities*' is reported by the amount of valuation losses, net of taxes, which is arising from evaluating *other securities* and other money held in trust at the fair value. Consequently, the total amount of 'Japanese government bonds,' 'Japanese local government bonds,' 'Corporate bonds,' 'Other securities,' beneficiary certificates of trust for loan receivables in 'Debt purchased' and 'Money held in trust' decreased by 485,418 million yen and (297,950) million yen of 'Net unrealized losses on *other securities*' is reported on the balance sheet.

47. With the implementation of the "Metropolitan ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Tokyo" (Tokyo Metropolitan Ordinance No.145, April 1, 2000) ('the metropolitan ordinance'), enterprise taxes which were hitherto levied on income are now levied on gross banking profit.

On October 18, 2000 the Bank filed a lawsuit with the Tokyo District Court against the Tokyo metropolitan government and the Governor of Tokyo seeking to void the metropolitan ordinance. The Bank won the case eventually entirely on March 26, 2002 with a decision of the Tokyo District Court in the Bank's favor, on the grounds that the metropolitan ordinance was illegal. The District Court ordered the metropolitan government to return to the Bank advance tax payments of 16,633 million yen and also awarded to the Bank damages of 200 million yen. On March 29, 2002 the metropolitan government lodged an appeal with the Tokyo High Court against the decision.

It is the opinion of the Bank that the metropolitan ordinance is both unconstitutional and illegal. The Bank has asserted this opinion in the courts and the matter is still in litigation. The fact that during this fiscal year the Bank has applied the same treatment as in the previous year, accounting for enterprise taxes through external standards taxation on banks in Tokyo in accordance with the metropolitan ordinance, is because the Bank has deemed it appropriate at this stage to continue with the same accounting treatment as before. This accounting treatment does not constitute in any way an admission on the part of the Bank either of the constitutionality or of the legality of the metropolitan ordinance.

With the implementation of the metropolitan ordinance, enterprise taxes relating to banks in Tokyo were recorded in 'Other expenses' in the amounts of 8,100 million yen (16,833 million yen if the amount that Sakura Bank recorded for the year ended March 31, 2001 is added) in the previous year, and 19,862 million yen this year. As a result, Operating income for the previous year decreased and Operating loss for this year increased by the corresponding amount as compared with the previous standards under which enterprise taxes were levied on income. There is no impact on Current income tax expenses as compared with the previous standards under which enterprise taxes were levied on income. Consequently, stockholders' equity decreased by 21,694 million yen. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects there was a decrease in Deferred tax assets of 96,904 million yen as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits. There was also a decrease in 'Deferred tax liabilities for land revaluation' of 3,694 million yen, and consequently stockholders' equity decreased by 93,209 million yen.

With the implementation of the 'Municipal Ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka' (Osaka Municipal Ordinance No.131, June 9, 2000) ('the municipal ordinance'), enterprise taxes which were hitherto levied on income are now levied on gross banking profit.

On April 4, 2002, the Bank filed a lawsuit with the Osaka District Court against the Osaka municipal government and the Governor of Osaka seeking to void the municipal ordinance.

It is the opinion of the Bank that the municipal ordinance is both unconstitutional and illegal. The Bank has asserted this opinion in the Osaka District Court and the matter is still in litigation. The fact that during this year the Bank has applied the accounting treatment for enterprise taxes through external standards taxation on banks in Osaka in accordance with the municipal ordinance, is because the Bank has deemed it appropriate at this stage to apply the same accounting treatment to Osaka as to Tokyo. This accounting treatment does not constitute in any way an admission on the part of the Bank either of the constitutionality or of the legality of the municipal ordinance.

With the implementation of the municipal ordinance, enterprise taxes relating to banks in Osaka were recorded in 'Other expenses' in the amounts of 10,137 million yen. As a result, Operating loss for this year increased by the same amount as compared with the previous standards under which enterprise taxes were levied on income. There is no impact on Current income tax expenses as compared with the previous standards under which enterprise taxes were levied on income. Consequently, stockholders' equity decreased by 5,478 million yen. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects there was a decrease in Deferred tax assets of 46,631 million yen as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits. There was also a decrease in Deferred tax liabilities for land revaluation of 1,798 million yen, and consequently stockholders' equity decreased by 44,833 million yen.

Statement of Operations for First Fiscal Year for Sumitomo Mitsui Banking Corporation

(from April 1, 2001 through March 31, 2002)

Year ended March 31, 2002		(Millions of yen)
Operating income		2,791,405
Interest income	2,192,961	
Interest on loans and discounts	1,256,848	
Interest and dividends on securities	504,732	
Interest on call loans	4,432	
Interest on receivables under resale agreements	1,781	
Interest on bills bought	27	
Interest on deposits with banks	185,085	
Interest on interest rate swaps	173,443	
Other interest income	66,611	
Fees and commissions	239,645	
Fees and commissions on domestic and foreign exchanges	100,509	
Other fees and commissions	139,135	
Trading profits	121,414	
Gains on trading-related financial derivatives	120,302	
Other trading income	1,112	
Other operating income	150,886	
Gains on foreign exchanges	10,439	
Gains on sales of bonds	124,773	
Gains on financial derivatives	15,110	
Other	562	
Other income	86,498	
Gains on sales of stocks	54,196	
Gains on money held in trust	1,810	
Other	30,490	
Operating expenses		3,313,512
Interest expenses	716,677	
Interest on deposits	323,249	
Interest on negotiable certificates of deposit	14,430	
Interest on call money	8,807	
Interest on payables under repurchase agreements	17,379	
Interest on bills sold	1,253	
Interest on commercial paper	970	
Interest on borrowed money	136,900	
Interest on straight bonds	31,187	
Amortization of discount on bonds	50	
Interest on convertible bonds	97	
Other interest expenses	182,350	
Fees and commissions	74,373	
Fees and commissions on domestic and foreign exchanges	20,634	
Other fees and commissions	53,738	
Trading losses	125	
Losses on trading securities	107	
Losses on securities related to trading transactions	17	
Other operating expenses	60,445	
Losses on sales of bonds	50,522	
Losses on redemption of bonds	1,985	
Losses on devaluation of bonds	5,704	
Amortization of deferred bond cost	2,161	
Other	71	
General and administrative expenses	696,775	
Other expenses	1,765,115	
Transfer to reserve for possible loan losses	1,158,947	
Write-offs of loans	283,895	
Transfer to reserve for possible losses on loans sold	37,034	
Losses on sales of stocks	54,300	
Losses on devaluation of stocks	130,585	
Losses on money held in trust	1,867	
Other	98,485	
Operating loss		522,106
Extraordinary gains		26,783
Gains on disposition of premises and equipment	4,360	
Collection of written-off claims	258	
Other extraordinary gains	22,164	
Extraordinary losses		41,314
Losses on disposition of premises and equipment	18,562	
Other extraordinary losses	22,752	
Loss before income taxes		536,637
Income taxes, Current		32,737
Deferred		(246,522)
Net loss		322,852
Unappropriated profit brought forward		68,994
Unappropriated profit inherited due to merger		114,169
Transfer from land revaluation excess		59,967
Transfer from earned surplus reserve		241,421
Unappropriated profit at end of year		161,699

Notes to Statement of Operations

1. Amounts less than one million yen have been omitted.

2. Income on transactions with subsidiaries amounts to 257,748 million yen.
   Expenses on transactions with subsidiaries amount to 197,053 million yen.

3. Trading profits and trading losses are recognized on a contract date basis, and include interest received/paid, the amount of change in valuation gains (losses) for securities, monetary claims and derivatives as of the term end date compared with that at the end of the previous term. The amounts of change of valuation gains (losses) for derivatives are measured using the estimated settlement price assuming settlement in cash at the year-end date.

4. 'Other' in Other income includes gains on establishment of retirement benefit trust of 7,715 million yen.

5. Other extraordinary gains represent dividends on liquidation of a subsidiary.

6. Other extraordinary losses represent amortized cost of unrecognized net obligation from initial application of the new accounting standard for employee retirement benefits in Japan of 20,167 million yen and losses on disposals of software of 2,584 million yen.

Agenda 2: Change in one part of Articles of Incorporation

(Reasons for proposals & outline of agenda)

As described under Agenda 1, SMBC is scheduled to establish SMFG, which will then become SMBC's parent company, through a stock transfer on December 2, 2002.

This agenda has, as a condition, the effectiveness of an affirmative decision under Agenda 1, and concurrent with the stock transfer, provisions of the Articles of Incorporation shall be changed relating to the timing for effecting a partial dividend (interim dividend) as stipulated under Article 293-5 of the Commercial Code.

The proposed changes are as follows.

(Underlined parts are proposed changes)

Current:	After Changes:	Reasons for Changes:
(Interim Dividends) Article 27 The Bank may, by resolution of the Board of Directors, distribute cash payable in accordance with Article 293-4 of the Commercial Code (referred to throughout these Articles of Incorporation as "Interim Dividends") to the shareholders or the registered pledgees appearing or recorded on the final Register f Shareholders as of <u>September 30</u> of each year.	(Interim Dividends) Article 27 The Bank may, by resolution of the Board of Directors, distribute cash payable in accordance with Article 293-4 of the Commercial Code (referred to throughout these Articles of Incorporation as "Interim Dividends") to the shareholders or the registered pledgees appearing or recorded on the final Register f Shareholders as of <u>December 31</u> of each year.	To change the timing for interim dividends, concurrent with the stock transfer.
(Conversion of Preference Shares and Dividends) Article 28 The first dividends of profit or Interim Dividends on the ordinary shares issued upon conversion of the type 1 preference shares, the type 2 preferences shares, the type 3 preference shares and the type 5 preference shares shall be paid on the assumption that the conversion is made during the period from April 1 to <u>September 30</u> of the same year, or on <u>October 1</u> if such request or mandatory conversion is made during the period from <u>October 1</u> to the following March 31.	*(Conversion of Preference Shares and Dividends)* Article 28 The first dividends of profit or Interim Dividends on the ordinary shares issued upon conversion of the type 1 preference shares, the type 2 preferences shares, the type 3 preference shares and the type 5 preference shares shall be paid on the assumption that the conversion is made during the period from April 1 to <u>December 31</u> of the same year, or on the <u>following January 1</u> if such request or mandatory conversion is made during the period from the <u>following January 1</u> to March 31.	To make the changes, concurrent with the change in timing for the interim dividends.

Exhibit II(3)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Masayuki Oku, Senior Managing Director of Sumitomo Mitsui Banking Corporation (the "Bank") constitutes and appoints Mr. Daoud A. Awad, Joint General Manager, Planning Department, Americas Division, and Mr. William Haney, Senior Vice President and Deputy General Counsel USA, Legal Department, Americas Division, each of Sumitomo Mitsui Banking Corporation, New York Branch, and each of them, (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to take the following actions:

1. To execute and to file with the United States Securities and Exchange Commission, on behalf of the Bank, a Tender Offer/Rights Offering Notification on Form CB and an Appointment of Agent for Service of Process and Undertaking on Form F-X, pursuant to Rule 802 of the Securities Act of 1933 and in connection with the proposed share transfer described therein, and to execute and file any and all amendments required to be filed in connection with those documents, together with such exhibits and other documents as such persons executing the same may approve.

2. To sign such other documents and to do such other things as said agents and attorneys-in-fact may deem necessary or appropriate from time to time in connection with the foregoing.

Masayuki Oku
Senior Managing Director
Sumitomo Mitsui Banking Corporation

August 29, 2002